Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Table of Contents

Company Overview	4
2026 Second Quarter Highlights	7
Management Business Overview and Outlook	9
Selected Quarterly Production Results	10
Mining Operations - Bolivar Mine Operating Results	14
Mining Operations - Porco Mine Operating Results	16
Mining Operations - Caballo Blanco Group Operating Results	18
Mining Operations - Zimapan Mine	20
Ore Processing Operations - San Lucas Group Operating Results	22
Other Properties	24
Qualified Person and Technical Disclosures	24
Overview of Financial Results	25
Quarters ended June 30, 2026 and 2025	25
For the six months ended June 30, 2026 and 2025	27
Summary of Quarterly Financial Results	28
Liquidity, Capital Resources and Contractual Obligations	29
Liquidity	29
Off-balance Sheet Arrangements	31
Transactions with Related Parties	31
Subsequent Events	32
Material Accounting Estimates and Judgments	32
Accounting Policies Including Changes in Accounting Policies and Initial Adoption	32
Financial Instruments and Other Instruments	32
Outstanding Share Data	36
Internal Controls over Financial Reporting and Disclosure Controls and Procedures	36
Non-GAAP Measures	36
Cash cost of production per tonne milled and cash costs per silver ounce or zinc tonne - Mining operations	40
Average realized price per silver ounce and zinc tonne sold – Mining operations	50
Realized mining margin for silver ounces and zinc tonnes sold – Mining operations	55
Cash cost of production per tonne milled and cash costs per ounce or zinc tonne sold – Ore processing	56
Average realized price per silver ounce and zinc tonne sold - Ore processing	58
Realized ore processing margin for silver ounces and zinc tonnes sold	59
Adjusted EBITDA	60
Cautionary Note Regarding Forward-looking Information	61
Additional Information	61

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of results of operations and financial condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2026 and the notes thereto of Santacruz Silver Mining Ltd. (“the Company” or “Santacruz”) which have been prepared in accordance with IFRS Accounting Standards (“IFRS®”), as issued by the International Accounting Standards Board (“IASB”).

All dollar amounts are expressed in thousands of US dollars unless otherwise indicated. Unless otherwise noted, references to “C$” are to thousands of Canadian dollars, references to “MXN” are to thousands of Mexican pesos and references to “BOB” are to thousands of Bolivian bolivianos.

Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. Throughout this MD&A, the terms first quarter, second quarter, third quarter, fourth quarter and year to date are respectively used interchangeably with the terms Q1, Q2, Q3, Q4 and YTD.

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities regulation and should be read in conjunction with the “Risk Factors” and “Cautionary Note Regarding Forward-looking Information” section in this MD&A

All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of August 14, 2026.

Company Overview

Santacruz was incorporated pursuant to the Business Corporations Act of British Columbia on January 24, 2011. The Company’s registered office is located at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, Canada V6E 2J3. The Company is listed for trading on the TSX Venture Exchange (‘‘TSX-V’’) under the symbol “SCZ” and the Nasdaq Capital Market (“NASDAQ”) under the symbol “SCZM”.

The Company is engaged in the operation, acquisition, exploration and development of mineral properties in Latin America, with a primary focus on silver and zinc, but also produces lead and copper. As at June 30, 2026, the Company had acquired ownership including mining concession rights to the following mineral properties:

Bolivia:

●	Sinchi Wayra (“Sinchi Wayra”), which consists of the following mineral properties and businesses located in Bolivia:

○	the Caballo Blanco Group which includes the Tres Amigos and Colquechaquita mines (the “Caballo Blanco Group” or “Caballo Blanco”) and the Don Diego processing plant (the “Don Diego Processing Plant” or “Don Diego”), which processes production from the Caballo Blanco Group as well as toll milling from the San Lucas feed sourcing business;

○	the San Lucas Group which includes the San Lucas feed sourcing and trading business and the Reserva mine (the “San Lucas Group” or “San Lucas”); and

○	the Soracaya exploration project (the “Soracaya Project” or “Soracaya”).

●	Illapa (“Illapa”), with its operations held under a net operating cash flow interest agreement with Corporación Minera de Bolivia (“COMIBOL”) a Bolivian state-owned entity comprising:

○	the Bolivar mine (the “Bolivar Mine” or “Bolivar”) and process plant complex; and

○	the Porco mine (the “Porco Mine” or “Porco”) and process plant complex.

Mexico:

○	The Zimapan mine (the “Zimapan Mine” or “Zimapan”) and processing plant located in Hidalgo, Mexico.

Management has assessed the nature of its interest in the Illapa business and determined it to be a joint operation. The Company records its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company is solely responsible for certain specific transactions made by the Illapa business, and for these transactions, the assets, liabilities, revenues and expenses are recognized at 100% in the Company’s Financial Statements and result in balances payable to or owed from COMIBOL for its share of the joint operation. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to Note 22 of the condensed interim consolidated financial statements).

In this MD&A, The Company reports 100% of production and sales from the Bolivar and Porco operations. Under the Association Agreement, Illapa S.A. is the designated operator and holds exclusive, comprehensive responsibility for all technical, financial, labor, legal, and commercial aspects of the operations. The Agreement grants Illapa full control over the mining production chain, including the exclusive right to commercialize concentrates in both domestic and international markets and to manage all related commercial processes.

COMIBOL’s entitlement under the Agreement is not a direct share of production, but rather a 55% participation in net cash flow. Accordingly, management believes that reporting production on a 100% gross basis appropriately reflects the operational substance of the arrangement, while COMIBOL’s interest is more accurately represented as an economic participation in net cash flow rather than a direct operational interest in the underlying production.

Since the Company is the operator of the Bolivar and Porco mines, management evaluates the performance of each operation by reviewing production on a 100% basis. Since the information of 100% production results is used to make decisions about allocating resources and assessing performance, this MD&A is prepared under the same basis.

Company Overview (continued)

In this MD&A, operational information for Bolivar and Porco is presented at 100%. Readers of this MD&A are cautioned that although in the operating section of this MD&A the Company reports 100% of the production and sales information, the Company records 45% of the assets, liabilities, revenues and expenses in its consolidated financial statements. In contrast to the operational information, all financial information presented in this MD&A is reported showing 45% of the assets, liabilities, revenues and expenses which coincides with the information presented in the condensed interim consolidated financial statements.

Update to non-GAAP performance measures and silver/zinc equivalent ounces metrics

Commencing in Q1 2026 the Company updated its non-GAAP performances measures to provide management and readers with useful information to evaluate the performance of the Company. Refer to the Non-GAAP measures section of this MD&A for a detailed explanation of the metrics and methodology used to determine them. All of the changes made have been applied retrospectively for the comparative periods. The following section provides a summary of the changes made:

Segregation of mining operations & ore processing: Operational and cost metrics are now presented as either Mining operations or Ore processing operations because the underlying business processes and profitability drivers each type of operation are fundamentally different. Our mining operations consist of Bolivar, Porco, Caballo Blanco and the Zimapan mines. Mining operations include the production metrics, revenues and costs from extracting ore from our mineral properties which is then processed and sold in concentrate form. Ore processing operations consist of the San Lucas feed sourcing business and includes the production metrics, revenue and costs from purchasing ore from third-party miners which is then processed and sold in concentrate form. Mining operations generate high margins because the input for the final product, metal concentrates, is from ore that is extracted from the Company’s mine properties that it owns. Ore processing generates significantly lower margins because the ore is purchased from third-party miners and the amount paid for the purchased ore is based upon the ore’s metal content and prevailing metal prices at the time of purchase.

Co-product costing methodology: The Company will no longer focus on costs per silver equivalent ounces sold and will now provide costs per actual silver ounce and zinc tonne sold in the period using a co-product cost methodology which allocates costs between each metal. The Company’s primary payable metals are silver and zinc, the revenue generated by each metal varies depending on prevailing metal prices but because each metal generates greater than 30% of the total revenues, the Company has concluded that reporting costs as co-products by silver ounce sold and zinc tonne sold is the most appropriate way to assess the performance of its operations. The total tonnes of ore milled in the period generates silver and zinc payable metals for sale, the ratio of payable silver and zinc produced from each tonne milled is used to allocate each period’s production costs between silver ounces sold and zinc tonnes sold, which will generate the following metrics: cash cost per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce and zinc tonne sold and will also provide an average realized price per silver ounce and zinc tonne sold.

By-product credits from secondary metal sales: The Company’s operations are poly-metallic whereby each tonne of ore milled generates primarily payable ounces of silver and tonnes of zinc but also generates payable tonnes of lead and copper. The combined revenues of lead and copper are incidental to our primary metal production of silver and zinc because they generate less than 10% of total revenues. Lead and copper concentrate is produced primarily to obtain the silver contained within so the Company has adopted the practice of calculating the net cost of producing an ounce of silver, after deducting revenues gained from incidental by-product production of lead and copper.

Company Overview (continued)

Silver equivalent ounces and zinc equivalent tonnes: The Company has modified its production disclosures to include zinc equivalent tonnes produced and has updated the method of calculating silver equivalent ounces produced. Previously the Company used budgeted metal prices which were updated annually to convert metal sales into silver equivalents, the new methodology uses the period’s average actual metal prices to determine the conversion factor. The Company considers silver equivalent (“AgEq”) ounces and zinc equivalent (“ZnEq”) tonnes to be useful production metrics for evaluating its multi-metal production profile but they should be considered only supplemental to the actual production volumes of silver and zinc produced and sold. The Company will continue to present the silver equivalent ounces produced and zinc equivalent ounces produced for the combined mining and ore processing operations, but will no longer report the figure for each operation. The Company will no longer report its cash cost and all-in sustaining cost per silver equivalent ounce sold to focus on the more relevant metrics of cash cost and all-in sustaining cost per silver ounce and zinc tonne sold instead.

Average realized price per silver ounce and zinc tonne sold: Revenues are presented as the sum of invoiced revenues related to delivered shipments of zinc, lead and copper concentrates, after having deducted treatment, smelting and refining charges made by the customer. The average realized price per silver ounce and zinc tonne sold is an analysis of the gross revenues prior to the charges made by the customer which is then divided by silver ounces and zinc tonnes sold. In prior periods the Company added back only treatment, smelting and refining charges. Commencing Q2 2026, the Company modified its methodology to provide readers with a more comparable figure against the actual market prices of the metal and to be consistent with peers by also adding back metallurgical deductions to determine the average realized price per silver ounce and zinc tonne sold. Prior periods have been restated with the new calculation methodology.

Realized mining margin and realized ore processing margin: Management has created two new non-GAAP measures: the realized mining margin and realized ore processing margin. Management believes the margins are an effective way to evaluate the profitability of the Company’s operations. The margin is calculated by subtracting the all-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold from the average realized price per silver ounce or zinc tonne sold.

As there are no standardized methods of calculating non-GAAP measures, the Company’s methods may differ from those used by others and, accordingly, the Company’s use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-GAAP Measures section in this MD&A for a detailed explanation of the metrics, the methodology used and a reconciliation of these measures to our revenues and operating expenses, as reported in our condensed interim consolidated financial statements which are prepared under IFRS. All of the changes made to the non-GAAP measures have been applied retrospectively to comparative periods.

2026 Second Quarter Highlights

Operational Highlights	2026 Q2	2026 Q1	Change Q2 vs Q1	2025 Q2	Change ‘26 Q2 vs ‘25 Q2	2026 YTD	2025 YTD	Change ‘26 YTD vs ‘25 YTD
Mining Operations & Ore Processing(1)
Tonnes milled	521,956	487,777	7%	480,863	9%	1,009,733	952,636	6%
Silver ounces produced	1,573,100	1,341,499	17%	1,423,081	11%	2,914,599	3,013,144	(3)%
Zinc tonnes produced	23,240	21,640	7%	21,149	10%	44,880	41,868	7%
Lead tonnes produced	3,165	2,686	18%	2,772	14%	5,851	5,490	7%
Copper tonnes produced	337	308	9%	229	47%	645	508	27%
Supplemental context metrics
Silver equivalent ounces produced (2)	2,814,489	2,281,465	23%	2,535,803	11%	5,095,954	5,225,944	(2)%
Zinc equivalent tonnes produced (2)	59,680	59,370	1%	53,771	11%	119,050	110,814	7%

Mining Operations(1)
Tonnes milled	406,532	393,010	3%	385,890	5%	799,542	770,968	4%
Silver ounces produced	1,161,733	1,000,094	16%	1,103,447	5%	2,161,827	2,398,489	(10)%
Zinc tonnes produced	15,548	14,496	7%	14,506	7%	30,044	29,210	3%
Lead tonnes produced	2,293	2,084	10%	2,263	1%	4,377	4,500	(3)%
Copper tonnes produced	337	308	9%	229	47%	645	508	27%

Silver ounces sold (3)	894,167	871,752	3%	1,282,983	(30)%	1,765,919	2,571,587	(31)%
Zinc tonnes sold (3)	14,419	14,026	3%	12,202	18%	28,445	25,456	12%

Cash cost of production per tonne milled (4)	86.83	87.19	(0)%	69.92	24%	87.00	68.37	27%

Cash cost per silver ounce sold ($/oz) (4)	15.54	18.34	(15)%	13.17	18%	16.92	12.98	30%
Cash cost per zinc tonne sold ($/t) (4)	1,746	1,843	(5)%	1,517	15%	1,794	1,559	15%

Average realized price per silver ounce sold ($/oz) (4)	72.17	80.61	(10)%	33.13	118%	76.33	33.13	130%
All-in sustaining cost per silver ounce sold ($/oz) (4)	21.87	28.90	(24)%	17.50	25%	25.34	17.71	43%
Realized mining margin per silver ounce sold (4)	50.30	51.71	(3)%	15.63	222%	51.00	15.42	231%

Average realized price per zinc tonne sold ($/t) (4)	3,302	3,276	1%	2,938	12%	3,289	3,136	5%
All-in sustaining cost per zinc tonne sold ($/t) (4)	2,219	2,545	(13)%	1,875	18%	2,380	1,976	20%
Realized mining margin per zinc tonne sold (4)	1,083	731	48%	1,063	2%	910	1,160	(22)%

Ore Processing (1)
Tonnes milled	115,424	94,767	22%	94,973	22%	210,191	181,668	16%
Silver ounces produced	411,367	341,405	20%	319,634	29%	752,772	614,655	22%
Zinc tonnes produced	7,692	7,144	8%	6,643	16%	14,836	12,658	17%
Lead tonnes produced	872	602	45%	509	71%	1,474	990	49%

Silver ounces sold (3)	333,899	634,875	(47)%	365,489	(9)%	968,774	652,862	48%
Zinc tonnes sold (3)	8,796	7,397	19%	6,529	35%	16,193	10,392	56%

Realized ore processing margin per silver ounce sold (4)	33.42	16.49	103%	4.83	592%	22.32	6.33	253%
Realized ore processing margin per zinc tonne sold (4)	819	667	23%	1,539	(47)%	750	1,783	(58)%

Notes:

(1) Mining operations includes only production from Bolivar, Porco, Caballo Blanco and Zimapan. Ore processing operations includes only production from San Lucas ore processing business. Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

(2) Silver equivalent ounces and zinc equivalent tonnes produced have been calculated using the period’s average metal prices quoted on the London Metal Exchange. The silver and zinc equivalent production is calculated by dividing each metal’s price by the price of Silver or Zinc to arrive at their equivalent. Refer to the section titled “Non-GAAP Measures” for further information.

(3) Silver ounces sold and zinc tonnes sold may be lower or higher than the volumes produced in the period due to two effects: (i) timing - concentrates produced in a quarter may be shipped and invoiced in a subsequent period or have been produced in a prior period; and (ii) commercial terms - payable ounces under offtake agreements are lower than produced ounces due to standard treatment and quality deductions applied by the customer.

(4) The Company reports non-GAAP measures, which include: cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in this MD&A.

2026 Second Quarter Highlights (continued)

Financial Highlights	2026 Q2	2026 Q1	Change Q2 vs Q1	2025 Q2	Change ‘26 Q2 vs’25 Q2	2026 YTD	2025 YTD	Change ‘26 YTD vs ‘25 YTD
Revenues	113,458	127,529	(11)%	73,295	55%	240,987	143,609	68%
Gross profit	51,139	42,869	19%	25,288	102%	94,008	53,147	77%
Net income (loss)	2,005	28,470	(93)%	20,977	(90)%	30,475	30,428	0%
Net earnings (loss) per share - basic ($/share) (1)	0.02	0.31	(94)%	0.24	(92)%	0.34	0.34	(6)%
Adjusted EBITDA (2)	46,663	42,568	10%	26,770	74%	89,231	54,286	64%
Cash & cash equivalents	50,398	42,651	18%	39,997	26%	50,398	39,997	26%
Working capital	86,122	75,901	13%	60,295	43%	86,121	60,295	43%

Notes:

(1) On December 10, 2025 the Company consolidated its issued and outstanding common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares. The number of issued and outstanding shares and any per share amounts have been retrospectively restated.

(2) The Company reports non-GAAP measures, which includes Adjusted EBITDA, these measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in the MD&A.

The net income for the three months ended June 30, 2026 (2026 Q2) was impacted by several large non-recurring tax events and a non-cash loss on the revaluation of consideration payable. Refer to the section titled “Overview of Financial Results” on page 26 and 27 of this MD&A for further details.

Year to Date Production Summary - By Segment

	Mining Operations(1)					Ore Processing(1)	Combined
	Bolivar(2)	Porco(2)	Caballo Blanco Group	Zimapan	2026 Q2 Total	San Lucas Group	2026 Q2 Total
Material Processed (tonnes milled)	137,125	97,492	118,996	445,929	799,542	210,191	1,009,733
Silver Ounces Produced	603,157	171,583	633,103	753,984	2,161,827	752,772	2,914,599
Zinc Tonnes Produced	7,340	5,807	8,093	8,804	30,044	14,836	44,880
Lead Tonnes Produced	431	250	1,532	2,164	4,377	1,474	5,851
Copper Tonnes Produced	N/A	N/A	N/A	645	645	N/A	645

Average head grades per mine:
Silver (g/t)	153	66	179	77	104	137	111
Zinc (%)	5.79	6.26	7.23	2.66	4.32	7.94	5.07
Lead (%)	0.43	0.34	1.53	0.65	0.70	1.07	0.78
Copper (%)	N/A	N/A	N/A	0.26	0.26	N/A	0.26

Metal recovery per mine:
Silver (%)	89	83	92	68	77	82	78
Zinc (%)	92	95	94	74	83	89	84
Lead (%)	73	76	84	75	76	65	74
Copper (%)	N/A	N/A	N/A	55	55	N/A	55

Notes:

(1) Mining operations includes only production from Bolivar, Porco, Caballo Blanco and Zimapan. Ore processing includes only production from San Lucas ore processing business.

(2) Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

Management Business Overview and Outlook

2026 Bolivian Operating Priorities:

The Company’s Bolivian operations will remain focused on operational stability, cost discipline and plant performance in 2026. At Bolivar, management continues to advance the recovery of the areas affected by the localized flooding event encountered in 2025. Progress to date has been encouraging, and the affected areas are expected to recover gradually through 2026, with a return to full production anticipated during the year. At Porco, the Company’s smallest and predominantly zinc-oriented mining operation, the priority for 2026 will be to maintain operating stability and support revenue generation through continued focus on zinc production. At Caballo Blanco, the Company’s most efficient operation, management’s objective is to preserve, sustain and further deepen the operating efficiencies achieved to date. San Lucas will continue to play a strategic role in keeping plants utilized through third-party ore supply, supporting fixed-cost absorption, cost efficiency and meaningful margin contribution. Across the Bolivian platform, the Company’s strategy remains centered on optimizing mining costs, improving plant recoveries and maintaining the flexibility of its integrated operating base.

2026 Mexican Operating Priorities:

In Mexico, the Company’s principal operating focus in 2026 will be on improving metallurgical recoveries and concentrate quality at Zimapan. As the Company’s highest-volume operation, Zimapan has a significant impact on consolidated revenue and operating performance metrics, making recoveries and concentrate quality key priorities. Capital has already been invested toward these objectives, and management expects those initiatives to continue supporting operating improvement through 2026. The Company will also maintain its focus on cost discipline, process optimization and the continued strengthening of operating integration across the broader portfolio in support of more consistent production and financial performance.

Selected Quarterly Production Results

	2026 Q2	2026 Q1	2025 Q4	2025 Q3	2025 Q2	2025 Q1	Change Q2 ‘26 vs Q1 ‘26	Change ‘26 Q2 vs’25 Q2
Tonnes milled
Bolivar (1)	72,081	65,044	63,267	52,023	54,803	62,356	11%	32%
Porco (1)	52,195	45,297	51,416	49,161	49,152	47,501	15%	6%
Caballo Blanco Group	59,997	58,999	63,067	62,221	57,773	51,648	2%	4%
Zimapan	222,259	223,670	222,703	222,629	224,162	223,573	(1)%	(1)%
San Lucas Group	115,424	94,767	105,587	100,550	94,973	86,695	22%	22%
Total	521,956	487,777	506,040	486,585	480,863	471,773	7%	9%

Silver ounces produced
Bolivar (1)	343,522	259,635	202,193	132,146	304,468	421,040	32%	13%
Porco (1)	100,875	70,708	82,047	92,001	105,901	120,537	43%	(5)%
Caballo Blanco Group	326,215	306,888	289,446	294,524	294,786	313,266	6%	11%
Zimapan	391,121	362,863	403,321	396,385	398,292	440,199	8%	(2)%
San Lucas Group	411,367	341,405	366,600	326,873	319,634	295,021	20%	29%
Total	1,573,100	1,341,499	1,343,607	1,241,929	1,423,081	1,590,063	17%	11%

Zinc tonnes produced
Bolivar (1)	3,684	3,656	3,973	3,186	3,225	3,983	1%	14%
Porco (1)	2,974	2,833	2,727	2,488	2,786	2,674	5%	7%
Caballo Blanco Group	4,126	3,967	4,409	4,131	3,974	3,549	4%	4%
Zimapan	4,764	4,040	5,008	4,744	4,521	4,498	18%	5%
San Lucas Group	7,692	7,144	7,729	7,032	6,643	6,015	8%	16%
Total	23,240	21,640	23,846	21,581	21,149	20,719	7%	10%

Lead tonnes produced
Bolivar (1)	233	198	187	104	182	201	18%	28%
Porco (1)	136	114	108	103	132	161	19%	3%
Caballo Blanco Group	765	767	769	722	595	486	0%	29%
Zimapan	1,159	1,005	1,237	1,099	1,354	1,389	15%	(14)%
San Lucas Group	872	602	699	575	509	481	45%	71%
Total	3,165	2,686	3,000	2,603	2,772	2,718	18%	28%

Copper tonnes produced
Zimapan	337	308	287	331	229	279	9%	47%
Total	337	308	287	331	229	279	9%	47%

Notes:

(1) Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

Selected Quarterly Production Results (continued)

Mining Operations Results (1)	2026 Q2	2026 Q1	2025 Q4	2025 Q3	2025 Q2	2025 Q1	Change Q2 ‘26 vs Q1 ‘26	Change ‘26 Q2 vs ‘25 Q2
Cash cost of production per tonne milled (2)
Bolivar (1)	109.33	131.88	121.15	139.92	94.96	81.20	(17)%	15%
Porco (1)	93.40	113.05	91.00	90.27	66.26	69.14	(17)%	41%
Caballo Blanco Group	94.61	90.87	78.84	69.45	54.70	56.27	4%	73%
Zimapan	75.90	67.98	71.44	60.47	68.53	64.75	12%	11%
Total	86.83	87.19	82.97	76.42	69.92	66.82	(0)%	24%

Cash cost per silver ounce sold (2)
Bolivar (1)	16.42	28.00	28.50	38.81	12.19	10.50	(41)%	35%
Porco (1)	35.25	42.66	48.81	36.08	24.64	21.32	(17)%	43%
Caballo Blanco Group	12.58	14.01	18.12	13.78	8.02	9.88	(10)%	57%
Zimapan	12.37	12.03	23.94	13.73	15.85	14.17	3%	(22)%
Total	15.54	18.34	25.30	20.37	13.17	12.80	(15)%	18%

Cash cost per zinc tonne sold (2)
Bolivar (1)	1,657	2,089	1,540	1,659	1,216	1,220	(21)%	36%
Porco (1)	1,304	1,107	1,644	1,402	1,040	1,107	18%	25%
Caballo Blanco Group	1,356	1,454	1,526	1,295	820	1,097	(7)%	65%
Zimapan	2,403	2,508	2,827	2,190	2,394	2,494	(4)%	0%
Total	1,746	1,843	2,008	1,700	1,517	1,598	(5)%	15%

Notes:

(1) Mining operations includes only production from Bolivar, Porco, Caballo Blanco and Zimapan. Ore processing includes only production from San Lucas ore processing business. Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

(2) The Company reports non-GAAP measures, which include: cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in this MD&A.

Selected Quarterly Production Results (continued)

Mining Operations Results (1)	2026 Q2	2026 Q1	2025 Q4	2025 Q3	2025 Q2	2025 Q1	Change Q2 ‘26 vs Q1 ‘26	Change ‘26 Q2 vs ‘25 Q2
Average realized price per silver ounce sold (2)
Bolivar (1)	76.45	87.76	57.41	40.78	33.88	31.52	(13)%	126%
Porco (1)	76.79	84.13	54.97	42.43	35.65	40.66	(9)%	115%
Caballo Blanco Group	77.49	80.54	60.01	41.60	33.94	31.60	(4)%	128%
Zimapan	66.32	76.60	56.67	40.55	31.00	33.25	(13)%	114%
Total	72.17	80.61	57.54	41.14	33.13	33.12	(10)%	118%

All-in sustaining cost per silver ounce sold (2)
Bolivar (1)	25.81	38.79	44.77	57.68	14.57	13.32	(33)%	77%
Porco (1)	43.11	54.12	62.06	44.37	28.22	25.87	(20)%	53%
Caballo Blanco Group	18.13	20.44	27.94	17.69	11.12	12.01	(11)%	63%
Zimapan	15.01	21.88	31.01	20.15	20.55	22.56	(31)%	(27)%
Total	21.87	28.90	36.37	29.35	17.50	17.91	(24)%	25%

Realized mining margin per silver ounce sold (2)
Bolivar (1)	50.64	48.97	12.64	(16.90)	19.32	18.20	3%	162%
Porco (1)	33.69	30.01	(7.08)	(1.94)	7.44	14.79	12%	353%
Caballo Blanco Group	59.36	60.09	32.08	23.91	22.82	19.59	(1)%	160%
Zimapan	51.32	54.72	25.65	20.40	10.45	10.69	(6)%	391%
Total	50.30	51.71	21.17	11.79	15.63	15.22	(3)%	222%

Average realized price per zinc tonne sold (2)
Bolivar (1)	3,530	3,344	3,934	3,506	3,183	3,435	6%	11%
Porco (1)	3,457	3,042	3,899	3,495	3,236	3,419	14%	7%
Caballo Blanco Group	3,442	3,186	3,881	3,532	3,172	3,558	8%	9%
Zimapan	2,969	3,466	3,615	3,012	2,487	3,007	(14)%	19%
Total	3,302	3,276	3,801	3,336	2,938	3,319	1%	12%

All-in sustaining cost per zinc tonne sold (2)
Bolivar (1)	2,521	2,861	2,352	2,447	1,436	1,518	(12)%	76%
Porco (1)	1,570	1,395	2,047	1,710	1,175	1,309	13%	34%
Caballo Blanco Group	1,800	1,946	2,172	1,579	1,048	1,281	(7)%	72%
Zimapan	2,623	3,380	3,387	2,725	2,810	3,330	(22)%	(7)%
Total	2,219	2,545	2,655	2,247	1,875	2,069	(13)%	18%

Realized mining margin per zinc tonne sold (2)
Bolivar (1)	1,009	483	1,582	1,059	1,746	1,917	109%	(42)%
Porco (1)	1,887	1,647	1,852	1,785	2,060	2,110	15%	(8)%
Caballo Blanco Group	1,643	1,240	1,709	1,953	2,124	2,277	32%	(23)%
Zimapan	346	87	228	287	(324)	(323)	299%	(207)%
Total	1,083	731	1,146	1,089	1,063	1,250	48%	2%

Notes:

(1) Mining operations includes only production from Bolivar, Porco, Caballo Blanco and Zimapan. Ore processing includes only production from San Lucas ore processing business. Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

(2) The Company reports non-GAAP measures, which include: cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in this MD&A.

Selected Quarterly Production Results (continued)

Santacruz’s Consolidated Operations Results

Q2 2026 vs Q1 2026

Consolidated silver production increased 17% to 1,573,100 ounces in Q2 2026 from 1,341,499 ounces in Q1 2026, with quarter-over-quarter increases at all five operations. The improvement was driven primarily by higher processed volumes, with consolidated tonnes milled increasing 7% to 521,956 tonnes, together with higher silver head grades at Bolivar and Porco and a marked improvement in silver recovery at Zimapan. Bolivar contributed the largest single increase as rehabilitation of the areas affected by the May 2025 flooding event continued to advance, while San Lucas processed 22% more ore than in the prior quarter. Consolidated zinc production increased 7% to 23,240 tonnes, driven principally by higher throughput, which more than offset lower zinc grades at Bolivar and Porco. Lead production increased 18% to 3,165 tonnes and copper production increased 9% to 337 tonnes.

Sales volumes did not rise to the same degree as production. During the quarter, road blockades in certain parts of Bolivia extended for approximately 53 days, disrupting supply chains across many sectors of the Bolivian economy. The blockades temporarily disrupted the export of the Company’s concentrates but did not affect production, which continued without interruption at all operations. Silver ounces sold from mining operations of 894,167 increased 3% from 871,752 in Q1 2026, lagging the 16% increase in mining silver production, and silver ounces sold at San Lucas declined 47% to 333,899, as concentrate produced during the blockade period could not be shipped and was accumulated as inventory; first-quarter San Lucas sales had also been elevated by the shipment of previously accumulated concentrate. Consolidated inventories increased to $71,876 at June 30, 2026 from $57,517 at December 31, 2025, driven by higher concentrate inventory ($36,445 compared with $30,172) and higher ore stockpiles ($19,493 compared with $11,983). The Company expects this inventory to be sold in the subsequent quarter as export logistics have normalized. Zinc tonnes sold increased quarter over quarter at both mining operations (14,419 tonnes, up 3%) and San Lucas (8,796 tonnes, up 19%).

The average realized price per silver ounce sold from mining operations decreased 10% to $72.17 from $80.61 in Q1 2026, in line with lower average silver prices during the quarter (the average LME silver price declined 13% to $73.44 per ounce). This negative impact on Q2 operations as compared to Q1 was largely offset by lower unit costs: cash cost per silver ounce sold decreased 15% to $15.54 from $18.34, and all-in sustaining cost per silver ounce sold decreased 24% to $21.87 from $28.90, leaving the realized mining margin per silver ounce sold broadly stable at $50.30 (Q1 2026 — $51.71). Cash cost of production per tonne milled was also stable at $86.83 (Q1 2026 — $87.19). For zinc, the average realized price per tonne sold of $3,302 was 1% higher, while all-in sustaining cost per zinc tonne sold decreased 13% to $2,219, and the realized mining margin per zinc tonne sold increased 48% to $1,083 from $731. At San Lucas, the realized ore processing margin per silver ounce sold more than doubled to $33.42 from $16.49, and the realized ore processing margin per zinc tonne sold increased 23% to $819. Consolidated revenues of $113,458 were 11% lower than the $127,529 recorded in Q1 2026, as the lower silver prices and the blockade-related reduction in silver ounces sold at San Lucas more than offset the higher zinc volumes sold; Adjusted EBITDA nonetheless increased 10% quarter over quarter to $46,663 on the stronger unit margins.

Q2 2026 vs Q2 2025

Compared with Q2 2025, consolidated silver production increased 11% and zinc production increased 10%, on 9% higher consolidated tonnes milled. Readers should note that Q2 2025 production was adversely affected by the May 2025 flooding event at Bolivar.

The average realized price per silver ounce sold from mining operations increased 118% to $72.17 from $33.13 in Q2 2025, and the average realized price per zinc tonne sold increased 12% to $3,302 from $2,938. Silver ounces sold from mining operations decreased 30% year over year, with the largest reductions at Bolivar (down 46%) and Caballo Blanco (down 48%), reflecting the blockade-related timing of concentrate exports, while Zimapan, tons sold were broadly in line with its production. Zinc tonnes sold increased 18% from mining operations and 35% at San Lucas. Unit costs increased against the prior-year quarter, cash cost per silver ounce sold of $15.54 (Q2 2025 — $13.17) and all-in sustaining cost per silver ounce sold of $21.87 (Q2 2025 — $17.50), with cash cost of production per tonne milled of $86.83 (Q2 2025 — $69.92). The substantially higher realized silver price more than offset the cost increases, and the realized mining margin per silver ounce sold expanded 222% to $50.30 from $15.63. For zinc, all-in sustaining cost per tonne sold increased 18% to $2,219 (Q2 2025 — $1,875), and the realized mining margin per zinc tonne sold was $1,083, compared with $1,063 in Q2 2025. The combination of substantially higher realized prices and higher zinc volumes sold more than offset the lower silver volumes, and consolidated revenues increased 55% year over year to $113,458, with gross profit increasing 102% to $51,139 and Adjusted EBITDA increasing 74% to $46,663.

Mining Operations - Bolivar Mine Operating Results

Bolivar Production Table (1)	2026 Q2	2026 Q1	Change Q2 vs Q1	2025 Q2	Change Q2 vs Q2	2026 YTD	2025 YTD	Change ‘26 YTD vs ‘25 YTD
Material Processed (tonnes milled)	72,081	65,044	11%	54,803	32%	137,125	117,159	17%

Production
Silver (ounces)	343,522	259,635	32%	304,468	13%	603,157	725,508	(17)%
Zinc (tonnes)	3,684	3,656	1%	3,225	14%	7,340	7,208	2%
Lead (tonnes)	233	198	18%	182	28%	431	383	13%

Average Grade
Silver (g/t)	165	141	17%	190	(13)%	153	215	(29)%
Zinc (%)	5.55	6.06	(8)%	6.52	(15)%	5.79	6.77	(14)%
Lead (%)	0.42	0.43	(2)%	0.44	(5)%	0.43	0.46	(7)%

Metal Recovery
Silver (%)	90	88	2%	91	(1)%	89	90	(0)%
Zinc (%)	92	93	(1)%	90	2%	92	91	2%
Lead (%)	77	70	10%	75	2%	73	71	3%

Metals Sold
Silver ounces sold (2)	218,307	189,404	15%	406,070	(46)%	407,711	880,036	(54)%
Zinc tonnes sold (2)	2,469	3,655	(32)%	2,797	(12)%	6,124	6,465	(5)%

Average realized price per silver ounce sold (3)	76.45	87.76	(13)%	33.88	126%	81.71	32.61	151%
All-in sustaining cost per silver ounce sold (3)	25.81	38.79	(33)%	14.57	77%	31.84	13.90	129%
Realized mining margin per silver ounce sold (3)	50.64	48.97	3%	19.32	162%	49.87	18.71	166%

Average realized price per zinc tonne sold (3)	3,530	3,344	6%	3,183	11%	3,419	3,326	3%
All-in sustaining cost per zinc tonne sold (3)	2,521	2,861	(12)%	1,436	76%	2,724	1,483	84%
Realized mining margin per zinc tonne sold (3)	1,009	483	109%	1,746	(42)%	695	1,843	(62)%

Notes:

(1) Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

(2) Silver ounces sold and zinc tonnes sold may be lower or higher than the volumes produced in the period due to two effects: (i) timing - concentrates produced in a quarter may be shipped and invoiced in a subsequent period or have been produced in a prior period; and (ii) commercial terms - payable ounces under offtake agreements are lower than produced ounces due to standard treatment and quality deductions applied by the customer.

(3) The Company reports non-GAAP measures, which include: cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in this MD&A.

Summary

The Bolivar Mine has been active for more than 200 years. The current mine complex consists of an underground mine, 1,100 t/d milling facility, tailings storage facility, maintenance workshop, shaft-winder, water treatment plants, supplies warehouse, main office, hospital, and camp.

The Bolivar mine operates in two main areas: the Central Zone, an extension of the original ore deposit that runs deeper, and the Rosario Zone, a parallel area with its own separate entrance.

Currently the plant processes about 21,000 tonnes of ore per month, and 840 meters of combined primary and secondary development each month. At the same time, ore from the San Lucas feed sourcing business is providing production flexibility and allowing the mill to operate efficiently.

The Bolivar mill has operated continuously since 1993, receiving feed from two main sources: the Bolivar Mine, which supplies approximately 70%, and toll feed sourced through the San Lucas feed sourcing business, contributing the remaining 30%. The mill processes each feed type separately, enabling precise analysis and reporting for each. Different reagent strategies are applied to each source due to the presence of pyrrhotite in the San Lucas feed, which is generally absent in the Bolivar mine feed.

Q2 2026 vs Q1 2026

Compared with Q1 2026, Bolivar’s silver production increased 32% to 343,522 ounces from 259,635 ounces. The increase was driven by an 11% increase in tonnes milled and a 17% higher silver head grade (165 g/t versus 141 g/t), together with a modest improvement in silver recovery, as rehabilitation of the areas affected by the May 2025 flooding event continued to advance. Zinc production of 3,684 tonnes was broadly unchanged quarter over quarter, as higher throughput was largely offset by an 8% lower zinc grade. Lead production increased 18% to 233 tonnes, supported by higher throughput and improved lead recovery.

Silver ounces sold increased 15% to 218,307 ounces, lagging the growth in production as the road blockades temporarily restricted concentrate exports, with the excess accumulated as inventory for sale in subsequent periods. The average realized price per silver ounce sold decreased 13% to $76.45 from $87.76, in line with lower average silver prices during the quarter, but this was more than offset by a 33% reduction in all-in sustaining cost per silver ounce sold to $25.81 from $38.79, reflecting the higher volumes sold and produced over which costs are absorbed. As a result, the realized mining margin per silver ounce sold improved 3% to $50.64 from $48.97. For zinc, the average realized price per tonne sold increased 6% to $3,530 and all-in sustaining cost per tonne sold decreased 12% to $2,521, more than doubling the realized mining margin per zinc tonne sold to $1,009 from $483, notwithstanding 32% lower zinc tonnes sold of 2,469 tonnes, which reflected shipment timing during the blockade period.

Q2 2026 vs Q2 2025

Compared with Q2 2025, Bolivar’s silver production increased 13% from 304,468 ounces and zinc production increased 14% from 3,225 tonnes, driven by a 32% increase in tonnes milled as mining areas continued to be restored. Head grades remained below the prior-year quarter (silver of 165 g/t versus 190 g/t; zinc of 5.55% versus 6.52%), reflecting the areas currently being mined as the operation advances through its recovery plan, with higher processed volumes more than offsetting the lower grades. Lead production increased 28% to 233 tonnes.

Silver ounces sold of 218,307 were 46% lower than the 406,070 ounces sold in Q2 2025 despite the higher production, reflecting the temporary disruption of concentrate exports caused by the road blockades. The average realized price per silver ounce sold increased 126% to $76.45 from $33.88, which more than offset a higher all-in sustaining cost per silver ounce sold of $25.81 (Q2 2025 — $14.57), itself a function of the lower volumes sold and the areas being mined during the recovery; the realized mining margin per silver ounce sold expanded 162% to $50.64 from $19.32. For zinc, the average realized price per tonne sold increased 11% to $3,530, while the realized mining margin per zinc tonne sold decreased to $1,009 from $1,746, as all-in sustaining cost per zinc tonne sold rose to $2,521 from $1,436 on 12% lower zinc tonnes sold.

Mining Operations - Porco Mine Operating Results

Porco Production Table (1)	2026 Q2	2026 Q1	Change Q2 vs Q1	2025 Q2	Change Q2 vs Q2	2026 YTD	2025 YTD	Change ‘26 YTD vs’25 YTD
Material Processed (tonnes milled)	52,195	45,297	15%	49,152	6%	97,492	96,653	1%

Production
Silver (ounces)	100,875	70,708	43%	105,901	(5)%	171,583	226,438	(24)%
Zinc (tonnes)	2,974	2,833	5%	2,786	7%	5,807	5,460	6%
Lead (tonnes)	136	114	19%	132	3%	250	293	(15)%

Average Grade
Silver (g/t)	72	59	21%	79	(8)%	66	88	(25)%
Zinc (%)	5.95	6.61	(10)%	6.03	(1)%	6.26	6.01	4%
Lead (%)	0.33	0.34	(2)%	0.41	(19)%	0.34	0.43	(23)%

Metal Recovery
Silver (%)	84	82	2%	85	(2)%	83	83	(0)%
Zinc (%)	96	95	1%	94	2%	95	94	1%
Lead (%)	79	74	7%	65	21%	76	69	11%

Metals Sold
Silver ounces sold (2)	83,629	66,274	26%	104,099	(20)%	149,903	247,788	(40)%
Zinc tonnes sold (2)	2,894	2,858	1%	2,079	39%	5,752	4,148	39%

Average realized price per silver ounce sold (3)	76.79	84.13	(9)%	35.65	115%	80.04	38.56	108%
All-in sustaining cost per silver ounce sold(3)	43.11	54.12	(20)%	28.22	53%	47.97	26.86	79%
Realized mining margin per silver ounce sold(3)	33.69	30.01	12%	7.44	353%	32.06	11.70	174%

Average realized price per zinc tonne sold(3)	3,457	3,042	14%	3,236	7%	3,251	3,327	(2)%
All-in sustaining cost per zinc tonne sold(3)	1,570	1,395	13%	1,175	34%	1,483	1,242	19%
Realized mining margin per zinc tonne sold(3)	1,887	1,647	15%	2,060	(8)%	1,768	2,085	(15)%

Notes:

(1) Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

(2) Silver ounces sold and zinc tonnes sold may be lower or higher than the volumes produced in the period due to two effects: (i) timing - concentrates produced in a quarter may be shipped and invoiced in a subsequent period or have been produced in a prior period; and (ii) commercial terms - payable ounces under offtake agreements are lower than produced ounces due to standard treatment and quality deductions applied by the customer.

(3) The Company reports non-GAAP measures, which include: cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in this MD&A.

Summary

The Porco Mine has been in operation for nearly 500 years. The complex consists of an underground mine, milling facility, maintenance workshop, tailing storage facility, water treatment plant, supplies warehouse, main office, two hospitals and Yancaviri Camp.

The milling facility processes approximately 17,000 tonnes of ore, and on average realizes 600 meters of total development per month. The mine is comprised of two production areas. Hundimiento uses long hole mechanized mining methods to exploit the deeper extension of the primary vein complex, and the Central zone which is conventionally mined using more selective shrinkage stoping.

The milling facility is sourced by the mine feed (approximately 60%), and the toll feed from the San Lucas feed sourcing business (40%).

Q2 2026 vs Q1 2026

Porco is a predominantly zinc-oriented underground operation, and its performance is best assessed on zinc output. Compared with Q1 2026, zinc production increased 5% to 2,974 tonnes, as a 15% increase in tonnes milled more than offset a 10% lower zinc grade, with zinc recovery remaining strong at 96%. Silver production increased 43% to 100,875 ounces from 70,708 ounces, driven by a 21% higher silver head grade and improved silver recovery, and lead production increased 19% to 136 tonnes.

Zinc tonnes sold of 2,894 were broadly unchanged quarter over quarter, while the average realized price per zinc tonne sold increased 14% to $3,457 from $3,042. All-in sustaining cost per zinc tonne sold increased 13% to $1,570, and the realized mining margin per zinc tonne sold improved 15% to $1,887 from $1,647. Silver ounces sold increased 26% to 83,629 ounces, and although the average realized price per silver ounce sold declined 9% to $76.79 in line with lower silver prices during the quarter, a 20% reduction in all-in sustaining cost per silver ounce sold to $43.11 lifted the realized mining margin per silver ounce sold 12% to $33.69 from $30.01.

Q2 2026 vs Q2 2025

Compared with Q2 2025, zinc production increased 7% from 2,786 tonnes on 6% higher tonnes milled and continued strong zinc recoveries. Silver production decreased 5% from 105,901 ounces, primarily reflecting an 8% lower silver head grade. This profile reflects mine sequencing deliberately focused on zinc-rich areas, rather than an operational shortfall, and is consistent with Porco’s role within the Company’s silver-zinc co-product portfolio.

Zinc tonnes sold increased 39% year over year to 2,894 tonnes, Porco’s zinc shipments were comparatively less affected by the blockade period, at an average realized price per tonne sold of $3,457, up 7% from $3,236. The realized mining margin per zinc tonne sold of $1,887 was 8% lower than the $2,060 recorded in Q2 2025, as all-in sustaining cost per zinc tonne sold increased 34% to $1,570 from $1,175. For silver, the average realized price per ounce sold increased 115% to $76.79 from $35.65, expanding the realized mining margin per silver ounce sold to $33.69 from $7.44 in Q2 2025, with silver ounces sold of 83,629 (down 20% from 104,099) reflecting the timing of concentrate exports during the blockade period.

Mining Operations - Caballo Blanco Group Operating Results

Caballo Blanco Group Production Table	2026 Q2	2026 Q1	Change Q2 vs Q1	2025 Q2	Change Q2 vs Q2	2026 YTD	2025 YTD	Change ‘26 YTD vs ‘25 YTD
Material Processed (tonnes milled)	59,997	58,999	2%	57,773	4%	118,996	109,421	9%

Production
Silver (ounces)	326,215	306,888	6%	294,786	11%	633,103	608,052	4%
Zinc (tonnes)	4,126	3,967	4%	3,974	4%	8,093	7,523	8%
Lead (tonnes)	765	767	(0)%	595	29%	1,532	1,081	42%

Average Grade
Silver (g/t)	183	175	5%	168	9%	179	184	(3)%
Zinc (%)	7.30	7.15	2%	7.32	(0)%	7.23	7.30	(1)%
Lead (%)	1.51	1.54	(2)%	1.23	23%	1.53	1.19	28%

Metal Recovery
Silver (%)	92	93	(0)%	94	(2)%	92	94	(1)%
Zinc (%)	94	94	0%	94	0%	94	94	(0)%
Lead (%)	84	84	(0)%	84	0%	84	83	2%

Metals Sold
Silver ounces sold (1)	191,707	224,420	(15)%	366,847	(48)%	416,127	614,439	(32)%
Zinc tonnes sold (1)	4,252	3,592	18%	2,918	46%	7,844	6,018	30%

Average realized price per silver ounce sold (2)	77.49	80.54	(4)%	33.94	128%	79.13	33.00	140%
All-in sustaining cost per silver ounce sold (2)	18.13	20.44	(11)%	11.12	63%	19.38	11.48	69%
Realized mining margin per silver ounce sold (2)	59.36	60.09	(1)%	22.82	160%	59.75	21.52	178%

Average realized price per zinc tonne sold (2)	3,442	3,186	8%	3,172	9%	3,325	3,371	(1)%
All-in sustaining cost per zinc tonne sold (2)	1,800	1,946	(7)%	1,048	72%	1,867	1,168	60%
Realized mining margin per zinc tonne sold (2)	1,643	1,240	32%	2,124	(23)%	1,458	2,203	(34)%

Notes:

(1) Silver ounces sold and zinc tonnes sold may be lower or higher than the volumes produced in the period due to two effects: (i) timing - concentrates produced in a quarter may be shipped and invoiced in a subsequent period or have been produced in a prior period; and (ii) commercial terms - payable ounces under offtake agreements are lower than produced ounces due to standard treatment and quality deductions applied by the customer.

(2) The Company reports non-GAAP measures, which include: cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in this MD&A.

Summary

Following a thorough examination of the Don Diego milling facility processing performance, Caballo Blanco Group made a strategic adjustment in Q3 to improve metal recovery and concentrate value. Previously, the milling facility handled ore from three mines: Colquechaquita, Tres Amigos, and Reserva. A recent evaluation revealed that processing a blend of ores exclusively from Colquechaquita and Tres Amigos at Don Diego significantly improved silver recovery in the lead concentrate. This enhancement adds greater value to the lead concentrate and generates additional revenue for the Company. The process modification is consistent with our goal of enhancing efficiencies by improving metal recoveries and concentrate value.

Ore from the Reserva mine will now be processed and blended with ore from the San Lucas ore sourcing business to improve overall operating efficiency. The initial results of this adjustment reveal significant gains in silver in lead concentrate recovery, prompting management to adopt this new processing approach as the standard going forward. This revised operational framework will help both Caballo Blanco and San Lucas achieve more consistent recovery performance and maximize the value of its mineral resources.

Q2 2026 vs Q1 2026

Compared with Q1 2026, Caballo Blanco’s silver production increased 6% to 326,215 ounces from 306,888 ounces, driven by a 5% higher silver head grade (183 g/t versus 175 g/t) on modestly higher throughput. Zinc production increased 4% to 4,126 tonnes, and lead production was unchanged at 765 tonnes. Recoveries remained stable across all metals, and the operation continued to perform as one of the Company’s most consistent contributors.

Silver ounces sold of 191,707 decreased 15% from 224,420 in Q1 2026, reflecting the blockade-related timing of concentrate exports rather than operating performance, with the excess production accumulated as inventory. The average realized price per silver ounce sold decreased 4% to $77.49 from $80.54, while all-in sustaining cost per silver ounce sold, the lowest in the Company’s portfolio, declined 11% to $18.13 from $20.44, leaving the realized mining margin per silver ounce sold essentially unchanged at $59.36 (Q1 2026 — $60.09). Zinc tonnes sold increased 18% to 4,252 tonnes at an average realized price per tonne sold of $3,442, up 8%, and the realized mining margin per zinc tonne sold improved 32% to $1,643 from $1,240 on both higher prices and lower unit costs.

Q2 2026 vs Q2 2025

Compared with Q2 2025, Caballo Blanco’s silver production increased 11% from 294,786 ounces, on 4% higher tonnes milled and a 9% higher silver head grade, while zinc production increased 4% from 3,974 tonnes. Lead production increased 29% from 595 tonnes, reflecting a 23% higher lead grade in the areas mined during the quarter. Grades and recoveries remained stable across periods, underscoring Caballo Blanco’s operating consistency.

Silver ounces sold of 191,707 were 48% lower than the 366,847 ounces sold in Q2 2025 despite the higher production, reflecting the temporary disruption of concentrate exports caused by the road blockades. The average realized price per silver ounce sold increased 128% to $77.49 from $33.94 and, notwithstanding a higher all-in sustaining cost per silver ounce sold of $18.13 (Q2 2025 — $11.12), the realized mining margin per silver ounce sold expanded 160% to $59.36 from $22.82, the highest in the portfolio. Zinc tonnes sold increased 46% year over year to 4,252 tonnes at an average realized price per tonne sold of $3,442 (up 9%), while the realized mining margin per zinc tonne sold of $1,643 compared with $2,124 in Q2 2025, reflecting a higher all-in sustaining cost per zinc tonne sold of $1,800 (Q2 2025 — $1,048).

Mining Operations - Zimapan Mine

Zimapan Production Table	2026 Q2	2026 Q1	Change Q2 vs Q1	2025 Q2	Change Q2 vs Q2	2026 YTD	2025 YTD	Change ‘26 YTD vs ‘25 YTD
Material Processed (tonnes milled)	222,259	223,670	(1)%	224,162	(1)%	445,929	447,735	(0)%

Production
Silver (ounces)	391,121	362,863	8%	398,292	(2)%	753,984	838,491	(10)%
Zinc (tonnes)	4,764	4,040	18%	4,521	5%	8,804	9,019	(2)%
Lead (tonnes)	1,159	1,005	15%	1,354	(14)%	2,164	2,743	(21)%
Copper (tonnes)	337	308	9%	229	47%	645	508	27%

Average Grade
Silver (g/t)	76	78	(3)%	77	(2)%	77	79	(2)%
Zinc (%)	2.78	2.55	9%	2.62	6%	2.66	2.59	3%
Lead (%)	0.68	0.62	9%	0.80	(15)%	0.65	0.76	(15)%
Copper (%)	0.27	0.25	7%	0.22	22%	0.26	0.24	8%

Metal Recovery
Silver (%)	72	65	12%	71	1%	68.4	74.1	(8)%
Zinc (%)	77	71	9%	77	0%	74.0	77.8	(5)%
Lead (%)	77	73	6%	76	2%	75.0	81.0	(7)%
Copper (%)	57	54	4%	45	25%	55.5	46.7	19%

Metals Sold
Silver ounces sold (1)	400,524	391,654	2%	405,967	(1)%	792,178	829,324	(4)%
Zinc tonnes sold (1)	4,804	3,921	23%	4,408	9%	8,725	8,825	(1)%

Average realized price per silver ounce sold(2)	66.32	76.60	(13)%	31.00	114%	71.40	32.15	122%
All-in sustaining cost per silver ounce sold(2)	15.01	21.88	(31)%	20.55	(27)%	18.40	21.57	(15)%
Realized mining margin per silver ounce sold(2)	51.32	54.72	(6)%	10.45	391%	53.00	10.57	401%

Average realized price per zinc tonne sold(2)	2,969	3,466	(14)%	2,487	19%	3,192	2,747	16%
All-in sustaining cost per zinc tonne sold(2)	2,623	3,380	(22)%	2,810	(7)%	2,963	3,070	(4)%
Realized mining margin per zinc tonne sold(2)	346	87	299%	(324)	(207)%	230	(323)	(171)%

Notes:

(1) Silver ounces sold and zinc tonnes sold may be lower or higher than the volumes produced in the period due to two effects: (i) timing - concentrates produced in a quarter may be shipped and invoiced in a subsequent period or have been produced in a prior period; and (ii) commercial terms - payable ounces under offtake agreements are lower than produced ounces due to standard treatment and quality deductions applied by the customer.

(2) The Company reports non-GAAP measures, which include: cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in this MD&A.

Summary

The Zimapan operation produces feed from the Carrizal and Monte mines, which are connected by a 7.4-kilometre underground access and haulage tunnel which terminates at the San Francisco process plant. Mining methods used include long hole and cut and fill stoping. The plant processes about 72,000 tonnes per month and produces three concentrates using differential flotation. Tailings Storage Facility and other support facilities are located adjacent and downstream of the plant location.

Q2 2026 vs Q1 2026

Compared with Q1 2026, Zimapan’s silver production increased 8% to 391,121 ounces from 362,863 ounces despite broadly unchanged throughput and a slightly lower silver head grade, driven by a significant improvement in silver recovery to 72% from 65% following the resolution of the temporary constraints experienced in the first quarter, including limited ventilation in the higher-grade zones at Level 960 and repeated power interruptions caused by the local service provider’s maintenance of the power grid. Zinc production increased 18% to 4,764 tonnes, supported by a 9% higher zinc grade and improved zinc recovery, while lead production increased 15% to 1,159 tonnes and copper production increased 9% to 337 tonnes, with metal recoveries improving across all four payable metals.

Silver ounces sold of 400,524 were broadly in line with both production and the 391,654 ounces sold in Q1 2026. The average realized price per silver ounce sold decreased 13% to $66.32 from $76.60, in line with lower average silver prices during the quarter, but this was substantially offset by a 31% reduction in all-in sustaining cost per silver ounce sold to $15.01 from $21.88, driven by the improved metal recoveries, higher by-product copper credits and lower sustaining capital expenditures in the period; the realized mining margin per silver ounce sold was $51.32, compared with $54.72 in Q1 2026. Zinc tonnes sold increased 23% to 4,804 tonnes and, although the average realized price per zinc tonne sold decreased 14% to $2,969 from $3,466, all-in sustaining cost per zinc tonne sold decreased 22% to $2,623 on the higher volumes sold, and the realized mining margin per zinc tonne sold improved to $346 from $87 in Q1 2026.

Q2 2026 vs Q2 2025

Compared with Q2 2025, Zimapan’s silver production was broadly stable, decreasing 2% from 398,292 ounces, while zinc production increased 5% from 4,521 tonnes on a higher zinc grade. Lead production decreased 14% from 1,354 tonnes, primarily reflecting a 15% lower lead grade associated with mine sequencing, while copper production increased 47% from 229 tonnes on materially higher copper grades and recoveries. Zimapan remained an important contributor to consolidated output and continues to be managed with a focus on recoveries and concentrate quality.

Silver ounces sold of 400,524 were broadly unchanged from 405,967 in Q2 2025. The average realized price per silver ounce sold increased 114% to $66.32 from $31.00, while all-in sustaining cost per silver ounce sold decreased 27% to $15.01 from $20.55 and cash cost per silver ounce sold decreased 22% to $12.36 from $15.85, reflecting the recovery improvements and materially higher by-product copper credits from the 47% increase in copper production. As a result, the realized mining margin per silver ounce sold expanded to $51.32 from $10.45 in Q2 2025 — the largest year-over-year margin improvement in the portfolio. For zinc, tonnes sold increased 9% to 4,804 tonnes at an average realized price per tonne sold of $2,969, up 19% from $2,487, and with all-in sustaining cost per zinc tonne sold reduced 7% to $2,623, the realized mining margin per zinc tonne sold turned positive at $346, compared with negative $(324) in Q2 2025, marking a meaningful improvement in the operation’s zinc unit economics that management intends to sustain through its continued focus on recoveries and concentrate quality.

Ore Processing Operations - San Lucas Group Operating Results

San Lucas Production Table	2026 Q2	2026 Q1	Change Q2 vs Q1	2025 Q2	Change Q2 vs Q2	2026 YTD	2025 YTD	Change ‘26 YTD vs ‘25 YTD
Material Processed (tonnes milled)	115,424	94,767	22%	94,973	22%	210,191	181,668	16%

Production
Silver (ounces)	411,367	341,405	20%	319,634	29%	752,772	614,655	22%
Zinc (tonnes)	7,692	7,144	8%	6,643	16%	14,836	12,658	17%
Lead (tonnes)	872	602	45%	509	71%	1,474	990	49%

Metal Recovery
Silver (%)	82	81	2%	85	(3)%	82	85.4	(5)%
Zinc (%)	89	89	(0)%	90	(1)%	89	90.1	(1)%
Lead (%)	67	63	5%	59	12%	65	62.6	4%

Metals Sold
Silver ounces sold (1)	333,899	634,875	(47)%	365,489	(9)%	968,774	652,862	48%
Zinc tonnes sold (1)	8,796	7,397	19%	6,529	35%	16,193	10,392	56%

Realized ore processing margin per silver ounce sold (2)	33.42	16.49	103%	4.83	592%	22.32	6.33	253%
Realized ore processing margin per zinc tonne sold (2)	819	667	23%	1,539	(47)%	750	1,783	(58)%

Notes:

(1) Silver ounces sold and zinc tonnes sold may be lower or higher than the volumes produced in the period due to two effects: (i) timing - concentrates produced in a quarter may be shipped and invoiced in a subsequent period or have been produced in a prior period; and (ii) commercial terms - payable ounces under offtake agreements are lower than produced ounces due to standard treatment and quality deductions applied by the customer.

(2) The Company reports non-GAAP measures, which include: cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in this MD&A.

Summary

San Lucas is the Company’s ore sourcing and trading business in Bolivia and should be regarded as a strategic component of the broader Bolivian production portfolio. By procuring ore from third-party suppliers and processing it through the Company’s existing plants, San Lucas supports higher plant utilization, enhances fixed-cost absorption, and increases overall operating flexibility. Given its margin-based structure, purchase prices are aligned to contained metal value. San Lucas is best evaluated on the basis of margin generation and its contribution to overall operating efficiency, rather than on average feed grade alone.

Q2 2026 vs Q1 2026

Compared with Q1 2026, San Lucas processed 115,424 tonnes, a 22% increase, and produced 411,367 ounces of silver (up 20%), 7,692 tonnes of zinc (up 8%), and 872 tonnes of lead (up 45%). The increase was driven primarily by higher volumes of purchased ore delivered by third-party suppliers, with recoveries broadly stable to modestly improved. The higher volumes directly supported plant utilization and fixed-cost absorption across the Company’s Bolivian processing facilities, consistent with San Lucas’s strategic role within the portfolio.

San Lucas is best assessed on margin generation rather than production volume alone. The realized ore processing margin per silver ounce sold more than doubled to $33.42 from $16.49 in Q1 2026, as realized silver prices declined more slowly than the cost of purchased ore, which under the margin-based model is aligned to the contained metal value of the ore acquired at the time of purchase, and as unit costs benefited from the higher processed volumes. The realized ore processing margin per zinc tonne sold increased 23% to $819 from $667. Silver ounces sold of 333,899 were 47% lower than in Q1 2026; this movement reflects shipment timing rather than performance, as first-quarter sales of 634,875 ounces had been elevated by the shipment of previously accumulated concentrate while second-quarter shipments were constrained by the road blockades, with the resulting inventory expected to be sold as export logistics have normalized. Zinc tonnes sold increased 19% to 8,796 tonnes.

Q2 2026 vs Q2 2025

Compared with Q2 2025, San Lucas increased silver production by 29% from 319,634 ounces, zinc production by 16% from 6,643 tonnes, and lead production by 71% from 509 tonnes, on 22% higher processed tonnes. The year-over-year growth underscores the flexibility of the San Lucas model, which allows the Company to scale third-party feed sourcing in response to plant availability and market conditions.

The realized ore processing margin per silver ounce sold expanded to $33.42 from $4.83 in Q2 2025, as the average realized price per silver ounce sold increased 154% to $74.58 from $29.32, well ahead of the increase in all-in sustaining cost per silver ounce sold to $41.16 from $24.49, which principally reflects the higher metal-value-linked cost of purchased ore. The realized ore processing margin per zinc tonne sold was $819, compared with $1,539 in Q2 2025, as the increase in the average realized zinc price to $3,107 from $2,832 was outpaced by the higher purchased-ore cost per tonne. Zinc tonnes sold increased 35% year over year to 8,796 tonnes, while silver ounces sold of 333,899 were 9% lower, reflecting the blockade-related shipment timing. Revenues from ore processing increased 75% to $38,654 from $22,072, and gross profit from ore processing increased 68% to $13,804 from $8,205, reflecting both the stronger unit margins and the higher volumes.

Other Properties

The Soracaya Project is located in the province of Sud-Chicas, in the department of Potosí in Bolivia. The Project has UTM WGS-84 coordinates of 784,896E; 7,645,567N at an elevation of 4,421 meters above sea level (masl). Paved and gravel roads connect the Soracaya Project to the capital city La Paz (676 km), the town of Uyumi (132 km) and the San Vicente mine site (12 km). There are currently six mining concessions at Soracaya which cover 8,325 hectares and are fully owned by Sinchi Wayra, the Company’s wholly owned subsidiary that was acquired in 2021 as part of the acquisition of its Bolivian assets.

The Soracaya site is typical for an exploration property with access and drill roads, limited infrastructure which includes offices, living quarters and related facilities, power generation and electrical distribution, water treatment, core logging and temporary warehousing facilities. In addition, an underground exploration drift and portal has been developed, surface exploration trenches have also been developed and remain open and accessible.

On October 4, 2024 the company published an NI 43-101 technical report of the property. The effective date of the resource estimate is January 1, 2024. Since the publication of the report, the Company has continued to perform exploration activities and is evaluating advancing the project into the development phase. The project is fully permitted for exploration and can currently extract 300 tonnes per month for exploration and metallurgical testing purposes. The Company has applied for an enhanced exploration and production permit which will allow for the extraction of 3,000 tonnes per month and expects to obtain approval before the end of 2026.

The mineral resources were estimated in conformity with CIM’s “Estimation of Mineral Resources and Mineral Reserves Best Practices Guidelines” (December 2019) and are reported in accordance with NI 43-101 guidelines.

Mineral resources are classified under the inferred category according to CIM guidelines. The author evaluated the resource in order to ensure that it meets the condition of “reasonable prospects of eventual economic extraction” as suggested under NI 43-101. The criteria considered were confidence, continuity and economic cut-off in addition to considering constraining the resources within an underground mining volumes.

Using a cut-off grade of 10.0% ZnEq, the Soracaya Project resources are presented in the table below.

Tonnes	ZnEq	Zn	Ag	Pb	Cu	NSR
4,137,000	31.62	1.23	259.76	7.23	0.09	248.82

Notes:

The current Resource Estimate was prepared by Garth Kirkham, P.Geo., of Kirkham Geosystems Ltd.

1)	All mineral resources have been estimated in accordance with Canadian Institute of Mining and Metallurgy and Petroleum (“CIM”) definitions, as required under National Instrument 43-101 (“NI43-101”).
2)	The Mineral Resource Estimate was prepared using a 10% zinc equivalent cut-off grade. Cut-off grades were derived from $3.65/lb. copper, $21.00/oz silver, $1.15/lb. zinc and $1.00/lb. lead. This cut-off grade was based on current smelter agreements and total OPEX costs of $156.00/t based on 2023 actual costs derived from the Porco mine data, with process recoveries of 70.0% for copper, 80.0% for zinc, 70.0% for lead, and 85% for silver. All prices are stated in $USD.
3)	An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
4)	Mineral resources are not mineral reserves until they have demonstrated economic viability. Mineral resource estimates do not account for a resource’s mineability, selectivity, mining loss, or dilution. All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.

Qualified Person and Technical Disclosures

All scientific and technical disclosure contained in this MD&A was reviewed and approved by Garth Kirkham P.Geo. an independent consultant to the Company, who is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

Production at the Zimapan Mine is not supported by a feasibility study on mineral reserves demonstrating economic or technical viability or any other independent economic study under NI 43-101. Accordingly, there is increased uncertainty and higher economic and technical risks of failure associated with production operations at the Zimapan Mine. Production and economic variables may vary considerably due to the absence of a complete and detailed site analysis according to and in accordance with NI 43- 101. Project failure may adversely impact the Company’s future profitability.

Overview of Financial Results

Quarters ended June 30, 2026 and 2025

			Change
	2026 Q2	2025 Q2	‘26 Q2 vs ‘25 Q2

Revenues	113,458	73,295	55%

Mine operating costs
Cost of sales	(54,523)	(42,568)	28%
Depletion, depreciation and amortization	(7,796)	(5,439)	43%
Gross profit	51,139	25,288	102%

General and administrative expenses	(5,767)	(3,957)	46%
Share-based compensation expense	(619)	(1,349)	(54)%
Operating income	44,753	19,982	124%

Other income	1,300	(51)	(2649)%
Loss on change in fair value of consideration payable	(15,788)	(1,034)	1427%
Foreign exchange gain	7,807	3,144	180%
Income before tax	38,072	22,041	77%

Income tax expense	(36,067)	(1,064)	3289%
Net income for the period	2,005	20,977	(86)%

Other comprehensive income that may be reclassified subsequently to net income or loss:
Unrealized gain (loss) on marketable securities	(68)	177	(138)%
Currency translation differences	753	(805)	(194)%
Comprehensive income for the period	2,690	20,350	(82)%

Net income per share (1):
Basic	0.02	0.24
Diluted	0.02	0.22

Weighted average number of common shares (1):
Basic	92,666,724	88,967,382
Diluted	94,053,260	93,451,548

Notes:

(1) On December 10, 2025 the Company consolidated its issued and outstanding common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares. The number of issued and outstanding shares and any per share amounts have been retrospectively restated.

Revenues for the quarter ended June 30, 2026 was $113,458, an increase of $40,163 as compared to Q2 2025. The increase was driven by an increase in the average realized price of silver from $33.13 in Q2 2025 to $72.17 in Q2 2026. The increase caused by the higher silver price was partially offset by decreases in the quantity of silver ounces sold in Q2 2026, reflecting both the blockade-related export disruption in Q2 2026 and the lower production base at Bolivar during its recovery. Zinc tonnes sold increased by 18% and the average realized price per Zinc tonne increased from $2,938 to $3,276 per tonne.

Cost of sales for the quarter ended June 30, 2026 was $54,523, an increase of $11,955 compared to Q2 2025. The increase was mainly driven by San Lucas, which operates a margin-based sourcing model, as higher silver and zinc prices in the current quarter increased ore purchase costs. The increase was further impacted by the change in exchange rate in Bolivia between quarters, leading to greater costs when translating Boliviano denominated transactions to the US dollar. Increase by cost category was primarily attributed to ore purchase costs and mining and plant maintenance costs. The increase was offset by an update to the estimate of the future expenditures required for the restoration of mining properties which resulted in a decrease in the decommissioning and restoration provision. The decrease in future expenditures is primarily caused by significant changes to the Bolivian economic environment which includes the adopting of a floating exchange rate and a significant reduction in the projected inflation rate. The change in estimate reduced the carrying value of the decommissioning and restoration asset to zero and the remaining $6,505 was recorded as a reduction to cost of sales.

Overview of Financial Results (continued)

Depreciation, depletion and amortization for the quarter ended June 30, 2026 was $7,796, an increase of $2,357 compared with Q2 2025. This movement was due to a greater depreciation basis arising from continued capital expenditures to increase the properties’ cost basis.

General and administrative expenses for the quarter ended June 30, 2026 were $5,767, an increase of $1,810 compared with Q2 2025. The increase was primarily attributable to greater salaries and benefits in Bolivia during the current period.

Other income for the quarter ended June 30, 2026 was $1,300, an increase from the loss of $51 in Q2 2025. The increase was due to higher interest income on VAT receivable balances which was partially offset by increases in the interest expense from loans payable.

Loss on change in fair value of consideration payable for the three months ended June 30, 2026 was $15,788 a significant increase from $1,034 in 2025. The consideration payable liability is a Contingent Value Right (CVR) obligation which requires that the Company make payments in the event that the price of zinc exceeds $3,850 per tonne. The average price of zinc in Q2 2026 was $3,476 which is approaching the price trigger for the payment and resulted in the CVR obligation increasing by $15,788 in the quarter with a corresponding non-cash expense charged to the income statement. The CVR liability is a valuation of the payouts that could occur up to the end of 2032 and does not represent a cash payment currently owed to Glencore. The payments are only triggered when the month’s average LME zine price exceeds $3,850 per tonne, a threshold that has not been exceed since the inception of the agreement in October 2024.

Foreign exchange gain for the quarter ended June 30, 2026 was $7,807, having increased by $4,663 compared with Q2 2025. This change was primarily attributed to the change in the Boliviano exchange rate, which led to a gain on the revaluation of monetary assets and liabilities.

Income tax expense for the quarter ended June 30, 2026 was $36.1 million, an increase of $35.0 million compared to Q2 2025. The significant increase was primarily attributable to several non-recurring items arising from changes in Bolivia’s foreign exchange and inflation assumptions, as well as higher taxable income resulting from stronger metal prices.

The most significant one-time event that impacted income tax expense was that in June 2026, Bolivia transitioned from a fixed official exchange rate between the Boliviano and the U.S. dollar to a floating exchange rate. The fixed rate was 6.96 BOB to $USD and the ending exchange rate at period end was 9.77, a 40% increase. The new exchange rate generated a significant increase in the tax basis of foreign-currency-denominated assets, most notably the Company’s cash and marketable securities generated from U.S. dollar-denominated sales. The resulting unrealized foreign exchange gain was recognized as taxable income under the Bolivian tax system. The increase in the exchange rate also caused taxable income to increase as the $USD denominated sales revenue translated to Bolivianos increased taxable income considerably.

A second significant one-time item that increased taxable income resulted from a downward revision in Bolivia’s expected inflation rate. The lower inflation assumption reduced the nominal value of future expenditures included in the Company’s decommissioning and restoration provision. This reduction in future estimated expenditures decreased the carrying value of the related liability, resulting in a gain that is taxable under Bolivian tax regulations.

The two one-time items represented a significant portion of the increase in Q2 2026 income tax expense and are non-recurring in nature but will affect the tax liability payable to the Bolivian government during fiscal 2026.

In addition to these non-recurring items, income tax expense increased as a result of higher taxable income during the quarter, primarily driven by the significant increase in metal prices compared with the prior-year period. For the six months ended June 30 2026 Income before tax has increased from $51,198 to $82,981 in 2025, a 38% increase year over year which drove an increase in the income tax expense.

Overview of Financial Results (continued)

For the six months ended June 30, 2026 and 2025

	2026 YTD	2025 YTD	Change ‘26 YTD vs ‘25 YTD

Revenues	240,987	143,609	68%

Mine operating costs
Cost of sales	(131,886)	(80,446)	64%
Depletion, depreciation and amortization	(15,093)	(10,016)	51%
Gross profit	94,008	53,147	77%

General and administrative expenses	(13,365)	(8,877)	51%
Share-based compensation expense	(1,148)	(1,508)	(24)%
Operating income	79,495	42,762	86%

Other income	3,460	2,037	70%
Loss on change in fair value of consideration payable	(14,823)	(2,979)	398%
Foreign exchange gain	14,849	9,378	58%
Income before tax	82,981	51,198	62%

Income tax expense	(52,506)	(20,770)	153%
Net income for the period	30,475	30,428	0%

Other comprehensive income that may be reclassified subsequently to net income or loss:
Unrealized gain (loss) on marketable securities	(298)	177	(268)%
Currency translation differences	1,603	(483)	(432)%
Comprehensive income for the period	31,780	30,122	6%

Net income per share (1):
Basic	0.33	0.34
Diluted	0.32	0.33

Weighted average number of common shares (1):
Basic	92,423,038	88,965,643
Diluted	93,809,574	93,449,809

Notes:

(1) On December 10, 2025 the Company consolidated its issued and outstanding common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares. The number of issued and outstanding shares and any per share amounts have been retrospectively restated.

Revenues for the six months ended June 30, 2026 was $240,987, an increase of $97,378 compared with the six months ended June 30, 2025. The increase was primarily due to an increase in the average realized price of silver from $33.13 in 2025 to $76.33 in 2026.

Cost of sales for the six months ended June 30, 2026 was $131,886, an increase of $51,440 compared with the six months ended June 30, 2025. The increase was primarily driven by San Lucas, which operates a margin-based sourcing model, as higher silver and zinc prices in the current quarter increased ore purchase costs. Increase by cost category was attributed to ore purchase costs and mining and plant maintenance costs. The increase was offset by an update to the estimate of the future expenditures in Bolivia required for the restoration of mining properties which resulted in a decrease in the decommissioning and restoration provision exceeding the decommissioning and restoration asset. The remaining amount of the change was recorded as a reduction to cost of sales.

Depreciation, depletion and amortization for the six months ended June 30, 2026 was $15,093, an increase of $5,077 compared with the six months ended June 30, 2025. The increase is attributed to a greater depreciation basis arising from continued capital expenditures to increase the properties’ cost basis during the period.

General and administrative expenses for the six months ended June 30, 2026 was $13,365, an increase of $4,488 compared with the six months ended June 30, 2025. The increase was mainly attributable to an increase in salaries and benefits in Bolivia, which increased as a result of the change in Boliviano exchange rate.

Other income for the six months ended June 30, 2026 was $3,460, an increase of $1,423 compared to the six months ended June 30, 2025. The increase was due to higher interest income on VAT receivable balances which was partially offset by increases in the interest expense from loans payable.

Overview of Financial Results (continued)

Loss on change in fair value of consideration payable for the six months ended June 30, 2026 was $14,823, a significant increase from $2,979 in 2025. The consideration payable liability is a Contingent Value Right (CVR) obligation which requires that the Company make payments in the event that the price of zinc exceeds $3,850 per tonne. The average price of zinc in Q2 2026 was $3,476 which is approaching the price trigger for the payment and resulted in the CVR obligation increasing by $14,823 in the year with a corresponding non-cash expense charged to the income statement. The CVR liability is a valuation of the payouts that could occur up to the end of 2032 and does not represent a cash payment currently owed to Glencore. The payments are only triggered when the month’s average LME zine price exceeds $3,850 per tonne, a threshold that has not been exceed since the inception of the agreement in October 2024.

Foreign exchange gain for the six months ended June 30, 2026 was $14,849, an increase of $5,471 compared to the six months ended June 30, 2025. This change was primarily attributed to the change in the Boliviano exchange rate, which led to a gain on the revaluation of monetary assets and liabilities.

Income tax expense for the quarter ended June 30, 2026 was $52,506, an increase of $37,376 compared to the six months ended June 30, 2025. The significant increase was primarily attributable to several non-recurring items arising from changes in Bolivia’s foreign exchange and inflation assumptions, as well as higher taxable income resulting from stronger metal prices.

The most significant one-time event that impacted income tax expense was that in June 2026, Bolivia transitioned from a fixed official exchange rate between the Boliviano and the U.S. dollar to a floating exchange rate. The fixed rate was 6.96 BOB to $USD and the ending exchange rate at period end was 9.77, a 40% increase. The new exchange rate generated a significant increase in the tax basis of foreign-currency-denominated assets, most notably the Company’s cash and marketable securities generated from U.S. dollar-denominated sales. The resulting unrealized foreign exchange gain was recognized as taxable income under the Bolivian tax system. The increase in the exchange rate also caused taxable income to increase as the $USD denominated sales revenue translated to Bolivianos increased taxable income considerably.

A second significant one-time item that increased taxable income resulted from a downward revision in Bolivia’s expected inflation rate. The lower inflation assumption reduced the nominal value of future expenditures included in the Company’s decommissioning and restoration provision. This reduction in future estimated expenditures decreased the carrying value of the related liability, resulting in a gain that is taxable under Bolivian tax regulations.

The two one-time items represented a significant portion of the increase in the YTD 2026 income tax expense and are non-recurring in nature but will affect the tax payable to the Bolivian government during fiscal 2026.

In addition to these non-recurring items, income tax expense increased as a result of higher taxable income during the six months ended, primarily driven by the significant increase in metal prices compared with the prior-year period. Income before tax has increased from $22,041 to S38,072, a 73% increase quarter of quarter which has increased the income tax expense.

Summary of Quarterly Financial Results

The following table presents selected financial information for each of the most recent eight quarters:

	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	113,458	127,529	102,784	79,989	73,295	70,314	81,669	78,244
Mine operating costs	62,319	84,660	66,697	59,823	48,007	42,455	56,419	62,522
Gross profit	51,139	42,869	36,087	20,166	25,288	27,859	25,250	15,722
Operating expenses	(6,386)	(8,127)	(6,749)	(7,213)	(5,306)	(5,079)	(6,068)	(6,592)
Net income (loss)	2,005	28,470	(4,550)	16,344	20,977	9,451	12,842	17,534
Net income (loss) per share – basic and diluted (1)	0.02	0.31	(0.05)	0.05	0.06	0.03	0.06	0.05

(1) On December 10, 2025 the Company consolidated its issued and outstanding common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares. The number of issued and outstanding shares and any per share amounts have been retrospectively restated.

The Company’s quarterly results vary based on the silver ounces and zinc tonnes sold per period together with the average realized silver and zinc prices for the period. Operating expenses vary from quarter to quarter depending on the silver ounces and zinc tonnes produced in the period.

Liquidity, Capital Resources and Contractual Obligations

Liquidity

As at June 30, 2026, the Company had cash and cash equivalents of $50,398 (December 31, 2025 - $44,267). The Company’s cash is not exposed to liquidity risk and there is no restriction on the ability of the Company to use these funds to meet its obligations. The Company also has $22,421 of marketable securities, which consist of liquid holdings of US treasury bills and treasury notes that can be readily sold to be converted into cash. The securities are held with Stifel bank which uses a portion of the holdings as collateral for the Standby Letters of Credit that were issued to Banco BISA and Banco Credito de Bolivia (see note 10(a) of the condensed interim consolidated financial statements). Although the securities held can be readily converted to cash, they are restricted to the extent that the amounts serve as collateral. The Standby Letter of credit issued to Banco BISA is for $10,000 and expires on April 20, 2027. The standby letter of credit issued to Banco Credito de Bolivia is for $5,800 and expires on September 14, 2026, and automatically renews every six months.

For the six months ended June 30, 2026, the Company reported net income of $30,475 (six months ended June 30, 2025 - net income of $30,428). As at June 30, 2026, the Company had working capital of $86,122 (December 31, 2025 - working capital of $63,688).

The Company has a consideration payable balance outstanding for the acquisition of the Sinchi Wayra and Illapa operations which occurred in 2022. The consideration payable consisted of a base purchase price obligation and contingent value rights (“CVR”) obligation. The base purchase price obligation was fully paid in the third quarter of 2025, only the contingent value rights remain outstanding. The CVR has not resulted in any payments to date because the price of zinc has not reached the levels that would trigger a payment (greater than $3,850 per tonne).

As at June 30, 2026, the Company has non-current loans payable of $200 (December 31, 2025 - $1,344), and non-current consideration payable to Glencore of $35,066 (December 31, 2025 - $20,243). The consideration payable to Glencore is an estimated fair value of CVR payments that will only become payable if zinc price exceeds $3,850, which has not yet occurred.

Credit Facilities and Borrowings

The Company has a secured credit facility denominated in Bolivian Bolivianos with Banco BISA S.A. of BOB 55,000 ($5,635), which is comprised of a revolving credit facility of BOB 48,800 ($5,000) for the financing of mining operations and working capital with a fixed interest rate of 10.00% per annum.

The Company also has an unsecured revolving credit facility for working capital requirements and a loan guarantee with Banco de Crédito de Bolivia S.A. for a total of BOB 48,020 ($4,920). The credit facility has a weighted average fixed interest rate of 10.00% per annum and the weighted average interest rate on the loan guarantee facility is 2.0%.

On April 8, 2026, the Company completed an offering of BOB 70,000 ($7,718) under its San Lucas Promissory Notes Issuance program. The notes have an annual interest rate of 11.50%, mature on March 22, 2027, and are unsecured. On August 4, 2026, the Company completed an additional offering of BOB 70,000 ($7,718). The notes have an annual interest rate of 10.9985%, mature on July 18, 2027 and are unsecured.

On February 14, 2026 the Company obtained an unsecured 6 month working capital term loan for BOB 17,150 ($1,757) with a fixed interest rate of 10.0% with repayment of interest and principal at the end of the term from Banco Mercantil Santa Cruz S.A. On March 17, 2026, the Company obtained an unsecured 6 month working capital term loan for BOB 14,000 ($1,434) with a fixed interest rate of 10% with repayment of interest and principal at the end of the term from Banco Bisa S.A. On March 31, 2026, the Company obtained an additional working capital term loan from Banco BISA S.A. for BOB 69,986 ($7,171). The loan term is 360 calendar days and due on March 26, 2027. The loan is unsecured and has a fixed interest rate of 10%.

On December 30, 2024, the Financial System Supervisory Authority (ASFI) authorized the San Lucas Bonds Program. The San Lucas Bonds program allows the Company to issue up to $40,000 of unsecured bonds in the Bolivian Stock market (Bolsa Boliviana de Valores), the bonds can be denominated in USD or Bolivian Bolivianos. As at June 30, 2026, no bonds have been issued under the program.

Liquidity, Capital Resources and Contractual Obligations (continued)

Cash Flow

The Company’s cash flows from operating, investing, and financing activities during the three and six months ended June 30, 2026 are summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Cash flow
Cash generated by operating activities	15,366	32,871	24,140	39,160
Cash (used by) provided by investing activities	(6,688)	(30,122)	(16,546)	(46,967)
Cash (used by) provided by financing activities	(954)	4,632	(1,425)	11,998
Increase in cash and cash equivalents	7,724	7,381	6,169	4,191
Effect of exchange rate on held in foreign currencies	23	89	(38)	85
Cash, beginning of the period	42,651	32,527	44,267	35,721
Cash, end of period	50,398	39,997	50,398	39,997

Operating Activities

Operating cash flow for the quarter decreased by $15,020 compared to 2025. Lower operating cash flow was primarily driven by higher income taxes paid during the current period.

Investing Activities

Cash used in investing activities decreased by $30,421 compared to 2025. The decrease was attributed to the full repayment and extinguishment of the base purchase price of the consideration payable to Glencore for the acquisition of Sinchi Wayra in 2025. This was offset by an increase in capital expenditures of $4,287 during the quarter.

The Company continues to invest in marketable securities that are held with Stifel Bank, which uses a portion of the holdings as collateral for the Standby Letters of Credit that were issued to Banco BISA and Banco Credito de Bolivia. The Company received proceeds of $12,529 from disposals of securities during the current year period, and reinvested the proceeds into purchases of additional securities for $12,786.

Financing Activities

For the six months ended June 30, 2026, cash used by financing activities was $1,425, compared to a net amount provided of $11,998 in 2025. During the current period, the Company received $54,969 from the proceeds of loans and repaid $56,662 on those loans and lease liabilities, compared to $44,057 and $30,500 respectively during 2025.

Proceeds from the exercise of stock options were $1,102, compared to $nil in 2025.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may from time to time adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of compliance with covenants for the San Lucas Promissory Notes Issuance program. The Company is fully compliant with all financial covenants stipulated in the agreement.

Liquidity, Capital Resources and Contractual Obligations (continued)

Contractual Obligations

The expected maturity of the Company’s contractual obligations as at June 30, 2026 are outlined below:

	<1 year		1 - 2 years		2 - 5 years		>5 years		Total
	$		$		$		$		$
Trade payables and accrued liabilities		40,080		6,139		-		-		46,219
Consideration payable - CVR & additional payments		7,458		11,586		18,756		6,170		43,970
Loans payable		44,968		200		-		-		45,168
Lease payments		39		35		35		-		109
		92,545		17,960		18,791		6,170		135,466

Liquidity Outlook

The Company believes that the cash on hand, combined with expected operating cash flows, will be sufficient to meet operating requirements as they arise for at least the next 12 months. With respect to longer term capital expenditure funding requirements, the Company believes that cash flow from its existing operations, available credit through existing debt facilities and access to debt and capital markets is adequate and will enable the Company to maintain an appropriate overall liquidity position. The Company continues to assess financing alternatives, including equity or debt or a combination of both, to fund future growth.

Off-balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangement such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities or derivative financial obligations.

Transactions with Related Parties

During the six months ended June 30, 2026 and 2025, the Company incurred the following charges for directors, officers, and other members of key management of the Company, as well as for companies controlled by directors and officers of the Company:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Management and consulting fees	664	627	1,359	1,309
Share-based compensation	320	1,133	715	1,282
	984	1,760	2,074	2,591

Of the $664 in management and consulting fees incurred with related parties during the six months ended June 30, 2026, $55 (2025 - $61) was related to directors’ fees and $609 (2025 - $566) was related to management fees.

Key management includes directors of the Company, the CEO, the CFO, the Executive Chairman, and other members of key management. Other than the amounts disclosed above, there was no other compensation paid or payable to key management for employee services for the reported periods.

Subsequent Events

Refer to notes 10(d) and 13 of the condensed interim consolidated financial statements for the six months ended June 30, 2026 and 2025 for a description of subsequent events related to the additional offering of promissory notes and the grant of equity awards.

Material Accounting Estimates and Judgments

In preparing the accompanying consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Management reviews estimates and their underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgements, estimates, and assumptions that have been made in applying accounting policies that have the most significant effects on the amounts recognized in the accompanying unaudited condensed interim consolidated financial statements are presented in our audited financial statements for the year ended December 31, 2025.

Accounting Policies Including Changes in Accounting Policies and Initial Adoption

Refer to Note 3 of the 2025 annual audited consolidated financial statements for a detailed discussion.

Financial Instruments and Other Instruments

The carrying amounts of the Company’s financial assets and financial liabilities by category are as follows:

June 30, 2026	Amortized cost		FVTPL		FVTOCI		Total
	$		$		$		$
Financial assets
Cash and cash equivalents		50,398		-		-		50,398
Marketable securities		-		-		22,421		22,421
Trade and other receivables		21,037		44,440		-		65,477
		71,435		44,440		22,421		138,296
Financial liabilities
Trade payables and accrued liabilities		46,219		-		-		46,219
Consideration payable				35,066		-		35,066
Loans payable		45,168		-		-		45,168
Other liabilities		19,579		-		-		19,579
		110,966		35,066		-		146,032

December 31, 2025	Amortized cost	FVTPL	FVTOCI	Total
Financial assets
Cash and cash equivalents	44,267	-	-	44,267
Marketable securities	-	-	22,462	22,462
Trade and other receivables	22,977	20,371	-	43,348
	67,244	20,371	22,462	110,077
Financial liabilities
Trade payables and accrued liabilities	54,569	-	-	54,569
Consideration payable	-	20,243	-	20,243
Loans payable	51,986	-	-	51,986
Other liabilities	23,598	-	-	23,598
	130,153	20,243	-	150,396

Financial Instruments and Other Instruments (continued)

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities;

●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

●	Level 3: Inputs for the asset or liability based on unobservable market data.

The carrying values of cash, other receivables, and trade payables and accrued liabilities approximate their fair values because of their short-term nature.

Marketable securities consist of US treasury notes and US treasury bills which are held as part of the Company’s cash position and liquidity management strategy. The marketable securities are measured at fair value using level 1 inputs, the unrealized gain/loss is recorded as other comprehensive income and once the securities are sold or mature the corresponding gain/loss is recorded as other income/expense.

The securities are held with Steifel bank which uses a portion of the holdings as collateral for the Standby Letters of Credit that were issued to Banco BISA and Banco Credito de Bolivia (see note 10(a) of the condensed interim consolidated financial statements). Although the securities held can be readily converted to cash they are restricted to the extent that the amounts serve as collateral. The Standby Letter of credit issued to Banco BISA is for $10,000 and expires on May 26, 2026. The standby letter of credit issued to Banco Credito de Bolivia is for $5,800 and expires on March 26, 2026, and automatically renews each year. Since the standby letter of credit to Banco Credito de Bolivia will renew indefinitely, the amount held as collateral has been classified as non-current.

Trade receivables are measured at fair value using Level 2 inputs. The fair value of trade receivables is measured based on inputs other than quoted prices for the underlying commodity prices (silver, lead, zinc, copper) to which the receivable relates as the trade receivables are provisionally priced at the time of sale.

The fair value of the loans payable for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of future cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the consolidated statements of financial position at fair value on a recurring basis were categorized as follows:

	June 30, 2026						December 31, 2025
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
Assets	$		$		$		$		$		$
Marketable securities		22,421		-		-		22,462		-		-
Trade and other receivables		-		44,440		-		-		20,371		-
		22,421		44,440		-		22,462		20,371		-
Liabilities
Consideration payable		-		-		35,066		-		-		20,243
		-		-		35,066		-		-		20,243

The majority of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for silver, zinc and lead and the London Bullion Market Association P.M. fix for silver.

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that as at December 31, 2025.

Financial Instruments and Other Instruments (continued)

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables.

The Company has concentrate contracts to sell the zinc and lead concentrates produced by all of the Company’s mines and the San Lucas trading business. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At June 30, 2026, the Company had receivable balances associated with buyers of its concentrates of $44,439 (December 31, 2025 - $20,371). The Company’s concentrate is sold to well-known concentrate buyers.

The following financial assets represent the maximum credit risk to the Company:

	June 30, 2026		December 31, 2025
	$		$
Cash		50,398		44,267
Marketable securities		22,421		22,462
Trade and other receivables		65,477		43,348

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, trading counterparties and customers. Other than as set out in the above table, the Company believes it is not exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following tables summarize the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments on an undiscounted basis:

	<1 year		1 - 2 years		2 - 5 years		>5 years		Total
	$		$		$		$		$
Trade payables and accrued liabilities		40,080		6,139		-		-		46,219
Consideration payable - CVR & additional payments		7,458		11,586		18,756		6,170		43,970
Loans payable		44,968		200		-		-		45,168
Lease payments		39		35		35		-		109
		92,545		17,960		18,791		6,170		135,466

Financial Instruments and Other Instruments (continued)

Currency risk

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

The sensitivity of the Company’s net income to changes in the exchange rate between the US dollar and the Bolivian boliviano, the US dollar and the Mexican peso and the US dollar and the Canadian dollar, respectively, would be as follows: a 1% change in the US dollar exchange rate relative to the Bolivian boliviano would change the Company’s net income by approximately $308, a 1% change in the US dollar exchange rate relative to the Mexican peso would change the Company’s net income by approximately $245, and a 1% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by approximately $(75).

The Company’s financial assets and liabilities as at June 30, 2026 are denominated in Canadian dollars, US dollars, Bolivian bolivianos and Mexican pesos and translated to US dollars as follows:

	CAD		BOB		USD		MXN		Total
	$		$		$		$		$
Financial assets
Cash and cash equivalents		1,213		7,212		41,090		883		50,398
Marketable securities		-		-		22,421		-		22,421
Trade and other receivables		98		6,980		58,154		245		65,477
		1,311		14,192		121,665		1,128		138,296

Financial liabilities
Trade payables and accrued liabilities		456		27,093		6,410		12,260		46,219
Consideration payable		-		-		35,066		-		35,066
Loans payable		-		45,168		-		-		45,168
Other liabilities		-		9,828		7,590		2,161		19,579
		456		82,089		49,066		14,421		146,032
Net financial assets (liabilities)		855		(67,897)		72,599		(13,293)		(7,736)

Interest rate risk

The fair values and future cash flows of the Company will fluctuate because of changes in market interest rates generating interest rate risk. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. As at June 30, 2026, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its consideration payable, debt facilities and lease liabilities. Based on the Company’s interest rate exposure at June 30, 2026, a change of 1% increase or decrease of market interest rate would impact the Company’s income or loss by approximately $489.

Price risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, zinc, lead and copper. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.

Outstanding Share Data

As at the date of this report, the Company has 92,990,284 common shares issued and outstanding, 1,039,789 common shares issuable under stock options, 452,997 common shares issuable under restricted share units, 304,000 common shares issuable under performance share units, 228,750 common shares issuable under deferred share units.

On December 10, 2025 the Company consolidated its issued and outstanding common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares. The number of issued and outstanding shares, options, warrants, DSUs, RSUs and PSUs, and any per share amounts in the consolidated financial statements have been retrospectively restated in notes 10, 13, and 23 for all periods presented unless otherwise stated.

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is gathered and communicated to the Company’s management so that decisions can be made about the timely disclosure of that information.

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected.

Non-GAAP Measures

Silver and Zinc Equivalent Production Figures

The Company considers silver equivalent (“AgEq”) ounces and zinc equivalent (“ZnEq”) tonnes to be useful production metrics for evaluating its multi-metal production profile but they should be considered only supplemental. These measures are commonly used in the mining industry as reference metrics to facilitate period-over-period comparisons and, where relevant, benchmarking against industry peers. The metrics should be viewed as supplemental to, and not a substitute for the actual metal production volumes disclosed for each metal.

Non-GAAP Measures (continued)

AgEq ounces and ZnEq tonnes are calculated by applying conversion factors that normalize the value of each non-reference metal to the selected reference metal. For AgEq ounces, the values of zinc, lead, and copper are converted into silver equivalent ounces. For ZnEq tonnes, the values of silver, lead, and copper are converted into zinc equivalent tonnes. Each conversion factor is derived from the ratio of the in-situ metal value of the contained fine metal to the price of the reference metal used in the equivalency calculation. The denominator used to calculate silver equivalent ounces is the silver price, while the denominator used to calculate zinc equivalent tonnes is the zinc price. This methodology expresses multi-metal production in a common unit of measure. Since the silver price and zinc price are the denominators in each metric, price variations of these metals can significantly affect the result, especially when one metal price changes significantly relative to the other metal prices.

The metal prices used in the calculation of AgEq and ZnEq are based on the average quarterly prices quoted on the London Metal Exchange (“LME”).

Metal Prices	Silver Ounces		Zinc Tonnes		Lead Tonnes		Copper Tonnes
	$		$		$		$
Average Q2-LME - 2026		73.44		3,463		1,955		13,324
Average Q1-LME - 2026		84.39		3,243		1,931		12,852
Average Q4-LME - 2025		54.83		3,165		1,971		11,100
Average Q1-LME - 2025		31.91		2,838		1,970		9,346

The methods used by the Company to calculate these equivalencies may differ from those used by other companies reporting similar metrics and may not be directly comparable. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for performance measures prepared in accordance with IFRS.

Costs per tonne milled, silver ounce sold or zinc tonne sold

The Company has included certain non-GAAP performance measures throughout this MD&A including cash cost per tonne milled, cash cost per silver ounce sold, cash cost per zinc tonne sold, all-in sustaining cost (“AISC”) per silver ounce sold, all-in sustaining cost (“AISC”) per zinc tonne sold, average realized price per silver ounce sold, average realized price per zinc tonne sold, mining/ore processing margin per silver ounce sold, mining/ore processing margin per zinc tonne sold, and adjusted EBITDA each as defined in this section.

These performance measures are employed by the Company to measure its operating and financial performance internally, to assist in business decision-making, and provide key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s methods may differ from those used by others and, accordingly, the Company’s use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP Measures (continued)

Cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, all-in sustaining cost (“AISC”) per silver ounce and zinc tonne sold

The non-GAAP measures of cash cost per silver ounce sold and cash cost per zinc tonne sold and cash cost of production per tonne milled are used by the Company to manage and evaluate operating performance at respective mining operations and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning. cash costs are calculated based on the cash operating costs at the respective mining operations and, in the case of cash cost per silver ounce sold and cash cost per zinc tonne sold, also include the third party concentrate treatment, smelting and refining cost.

Management of the Company believes that the Company’s ability to control the cash cost per silver ounce and zinc tonne sold and cash cost of production per tonne milled are three of its key performance drivers impacting both the Company’s financial condition and results of operations. Having a low cash cost of production per tonne milled, when taken in connection with effective management of mining dilution, will improve the cash cost per silver ounce and zinc tonne produced. Having a low-cost base per silver ounce and zinc tonne of production allows the Company to continue operating during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, low-cost operations offer a better opportunity to generate positive cash-flows, which improves the Company’s financial condition. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and are relevant metrics used to understand the Company’s operating profitability and ability to generate cash-flow.

To facilitate a better understanding of these measures as calculated by the Company, the following tables provides a detailed reconciliation between the cash cost per silver ounce sold, cash cost per zinc tonne sold and the cash cost of production per tonne milled, and the Company’s operating expenses as reported in the Company’s consolidated statements of income (loss) and comprehensive income (loss) contained in the respective financial statements for the referenced periods.

The Company’s operations are poly-metallic whereby each tonne of ore milled generates primarily payable ounces of silver and tonnes of zinc but also generates payable tonnes of lead and copper. The combined revenues of lead and copper are incidental to our primary metal production of silver and zinc because they generate less than 10% of total revenues. Lead and copper concentrate is produced primarily to obtain the silver contained within so the Company has adopted the practice of calculating the net cost of producing an ounce of silver, after deducting revenues gained from incidental by-product production of lead and copper. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

The Company’s primary payable metals are silver ounces and zinc tonnes, the revenue generated by each metal varies depending on prevailing metal prices but because one metal generates greater than 30% of the total revenues, the Company has concluded that reporting costs as co-products by silver ounces sold and zinc tonnes sold is the most appropriate way to assess the performance of its operations. The total tonnes of ore milled in the period generates silver and zinc payable metals, the ratio of payable silver and zinc produced from each tonne milled is used to allocate each period’s production costs between silver ounces sold and zinc tonnes sold. The Company calculates the tonnes milled to payable silver and zinc for each operation and for each period separately in order to most appropriately allocate costs between each primary metal for the purposes of determining the cash cost per silver ounce and zinc tonne sold.

AISC is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in September 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

Non-GAAP Measures (continued)

AISC is a more comprehensive measure than cash cost per ounce for the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its mining operations.

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, sustaining share-based payments, and reclamation cost accretion. The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements.”

The Company believes that the AISC measure represents the total sustainable costs of producing silver and zinc from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and zinc production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

Cash cost of production per tonne milled, cash cost per silver ounce or zinc tonne sold, all-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold - Mining operations

Cost of sales includes transportation and other selling costs, royalties and inventory changes which are excluded from the calculation of cash costs per silver ounce or zinc tonne sold, all-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold, and cash cost of production per tonne milled. The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in the condensed interim consolidated financial statements.

Consolidated - Cash costs per ounce and tonne – Mining operations

	Three Months Ended June 30, 2026
	Silver	Zinc	Total
Cost of sales	18,364	21,272	39,636
Transportation and other selling cost	(2,626)	(3,235)	(5,861)
Royalty	(1,556)	(1,944)	(3,500)
Inventory change	2,399	2,625	5,024
Cash cost of production (A)	16,581	18,718	35,299
Cost of sales	18,364	21,272	39,636
Concentrate treatment, smelting and refining cost	3,565	3,898	7,463
By-product lead revenue	(3,494)	-	(3,494)
By-product copper revenue	(4,538)	-	(4,538)
Cash cost of silver ounce or zinc tonne sold (B)	13,897	25,170	39,067
Sustaining capital expenditures	3,237	3,908	7,145
General and administrative expenses	1,971	2,372	4,343
Accretion of decommissioning and restoration provision	451	548	999
All-in sustaining cost (C)	19,555	31,998	51,553
Material processed (tonnes milled) (D)			406,532
Silver ounces or zinc tonnes sold (E)	894,167	14,419
Cash cost per silver ounce or zinc tonne sold (B/E)	15.54	1,746
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	21.87	2,219
Cash cost of production per tonne milled (A/D)			86.83

	Three Months Ended June 30, 2025
	Silver	Zinc	Total
Cost of sales	19,239	15,250	34,489
Transportation and other selling cost	(2,717)	(1,952)	(4,669)
Royalty	(881)	(570)	(1,451)
Inventory change	(785)	(602)	(1,387)
Cash cost of production (A)	14,855	12,127	26,982
Cost of sales	19,239	15,250	34,489
Concentrate treatment, smelting and refining cost	4,005	3,260	7,265
By-product lead revenue	(4,233)	-	(4,233)
By-product copper revenue	(2,119)	-	(2,119)
Cash cost of silver ounce or zinc tonne sold (B)	16,892	18,510	35,402
Sustaining capital expenditures	2,702	2,155	4,857
General and administrative expenses	2,581	2,006	4,587
Accretion of decommissioning and restoration provision	281	207	488
All-in sustaining cost (C)	22,457	22,877	45,334
Material processed (tonnes milled) (D)			385,890
Silver ounces or zinc tonnes sold (E)	1,282,983	12,202
Cash cost per silver ounce or zinc tonne sold (B/E)	13.17	1,517
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	17.50	1,875
Cash cost of production per tonne milled (A/D)			69.92

Non-GAAP Measures (continued)

Consolidated - Cash costs per ounce or tonne – Mining operations

	Six Months Ended June 30, 2026
	Silver	Zinc	Total
Cost of sales	38,809	43,721	82,530
Transportation and other selling cost	(4,951)	(5,895)	(10,845)
Royalty	(3,649)	(4,540)	(8,189)
Inventory change	2,903	3,165	6,068
Cash cost of production (A)	33,113	36,451	69,563
Cost of sales	38,809	43,721	82,530
Concentrate treatment, smelting and refining cost	6,930	7,303	14,233
By-product lead revenue	(7,150)	-	(7,150)
By-product copper revenue	(8,706)	-	(8,706)
Cash cost of silver ounce or zinc tonne sold (B)	29,883	51,024	80,907
Sustaining capital expenditures	8,871	10,079	18,949
General and administrative expenses	5,012	5,438	10,451
Accretion of decommissioning and restoration provision	979	1,156	2,136
All-in sustaining cost (C)	44,746	67,697	112,443
Material processed (tonnes milled) (D)			799,542
Silver ounces or zinc tonnes sold (E)	1,765,919	28,445
Cash cost per silver ounce or zinc tonne sold (B/E)	16.92	1,794
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	25.34	2,380
Cash cost of production per tonne milled (A/D)			87.00

	Six Months Ended June 30, 2025
	Silver	Zinc	Total
Cost of sales	37,270	31,947	69,217
Transportation and other selling cost	(5,609)	(4,524)	(10,133)
Royalty	(1,928)	(1,492)	(3,420)
Inventory change	(1,600)	(1,353)	(2,953)
Cash cost of production (A)	28,132	24,579	52,711
Cost of sales	37,270	31,947	69,217
Concentrate treatment, smelting and refining cost	8,747	7,743	16,490
By-product lead revenue	(8,289)	-	(8,289)
By-product copper revenue	(4,347)	-	(4,347)
Cash cost of silver ounce or zinc tonne sold (B)	33,381	39,690	73,071
Sustaining capital expenditures	6,768	6,067	12,835
General and administrative expenses	4,829	4,103	8,932
Accretion of decommissioning and restoration provision	555	435	990
All-in sustaining cost (C)	45,533	50,295	95,828
Material processed (tonnes milled) (D)			770,968
Silver ounces or zinc tonnes sold (E)	2,571,587	25,456
Cash cost per silver ounce or zinc tonne sold (B/E)	12.98	1,559
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	17.71	1,976
Cash cost of production per tonne milled (A/D)			68.37

Non-GAAP Measures (continued)

Bolivar Mine (1) - Cash cost per silver ounce or zinc tonne sold, all-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold, and cash cost of production per tonne milled

	Three Months Ended June 30, 2026
	Silver	Zinc	Total
Cost of sales	3,577	3,723	7,301
Transportation and other selling cost	(631)	(656)	(1,287)
Royalty	(681)	(708)	(1,389)
Inventory change	1,595	1,661	3,256
Cash cost of production (A)	3,861	4,019	7,880
Cost of sales	3,577	3,723	7,301
Concentrate treatment, smelting and refining cost	352	367	719
By-product lead revenue	(346)	-	(346)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	3,584	4,090	7,674
Sustaining capital expenditures	1,612	1,678	3,290
General and administrative expenses	318	331	649
Accretion of decommissioning and restoration provision	120	125	246
All-in sustaining cost (C)	5,634	6,224	11,859
Material processed (tonnes milled) (D)			72,081
Silver ounces or zinc tonnes sold (E)	218,307	2,469
Cash cost per silver ounce or zinc tonne sold (B/E)	16.42	1,657
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	25.81	2,521
Cash cost of production per tonne milled (A/D)			109.33

	Three Months Ended June 30, 2025
	Silver	Zinc	Total
Cost of sales	4,599	2,940	7,539
Transportation and other selling cost	(730)	(467)	(1,197)
Royalty	(342)	(218)	(560)
Inventory change	(353)	(225)	(578)
Cash cost of production (A)	3,174	2,030	5,204
Cost of sales	4,599	2,940	7,539
Concentrate treatment, smelting and refining cost	720	461	1,181
By-product lead revenue	(369)	-	(369)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	4,950	3,401	8,351
Sustaining capital expenditures	553	354	907
General and administrative expenses	352	225	577
Accretion of decommissioning and restoration provision	59	38	97
All-in sustaining cost (C)	5,915	4,017	9,932
Material processed (tonnes milled) (D)			54,803
Silver ounces or zinc tonnes sold (E)	406,070	2,797
Cash cost per silver ounce or zinc tonne sold (B/E)	12.19	1,216
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	14.57	1,436
Cash cost of production per tonne milled (A/D)			94.96

Note:

(1) Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

Non-GAAP Measures (continued)

Bolivar Mine (1) - Cash cost per silver ounce or zinc tonne sold, all-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold, and cash cost of production per tonne milled

	Six Months Ended June 30, 2026
	Silver	Zinc	Total
Cost of sales	8,677	10,765	19,442
Transportation and other selling cost	(1,228)	(1,481)	(2,708)
Royalty	(1,511)	(1,856)	(3,367)
Inventory change	1,527	1,565	3,092
Cash cost of production (A)	7,464	8,994	16,458
Cost of sales	8,677	10,765	19,442
Concentrate treatment, smelting and refining cost	781	959	1,740
By-product lead revenue	(571)	-	(571)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	8,886	11,724	20,610
Sustaining capital expenditures	3,226	3,907	7,133
General and administrative expenses	631	763	1,393
Accretion of decommissioning and restoration provision	238	287	525
All-in sustaining cost (C)	12,981	16,680	29,661
Material processed (tonnes milled) (D)			137,125
Silver ounces or zinc tonnes sold (E)	407,711	6,124
Cash cost per silver ounce or zinc tonne sold (B/E)	21.80	1,914
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	31.84	2,724
Cash cost of production per tonne milled (A/D)			120.02

	Six Months Ended June 30, 2025
	Silver	Zinc	Total
Cost of sales	9,004	6,545	15,549
Transportation and other selling cost	(1,672)	(1,237)	(2,909)
Royalty	(766)	(566)	(1,332)
Inventory change	(607)	(434)	(1,041)
Cash cost of production (A)	5,959	4,308	10,267
Cost of sales	9,004	6,545	15,549
Concentrate treatment, smelting and refining cost	1,783	1,330	3,113
By-product lead revenue	(859)	-	(859)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	9,928	7,875	17,803
Sustaining capital expenditures	1,486	1,116	2,602
General and administrative expenses	697	507	1,204
Accretion of decommissioning and restoration provision	119	86	205
All-in sustaining cost (C)	12,229	9,585	21,814
Material processed (tonnes milled) (D)			117,159
Silver ounces or zinc tonnes sold (E)	880,036	6,465
Cash cost per silver ounce or zinc tonne sold (B/E)	11.28	1,218
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	13.90	1,483
Cash cost of production per tonne milled (A/D)			87.63

Note:

(1) Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

Non-GAAP Measures (continued)

Porco Mine (1) - Cash cost per silver ounce or zinc tonne sold, all-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold, and cash cost of production per tonne milled

	Three Months Ended June 30, 2026
	Silver	Zinc	Total
Cost of sales	2,875	3,375	6,250
Transportation and other selling cost	(574)	(674)	(1,248)
Royalty	(323)	(380)	(703)
Inventory change	265	311	576
Cash cost of production (A)	2,243	2,633	4,875
Cost of sales	2,875	3,375	6,250
Concentrate treatment, smelting and refining cost	339	397	736
By-product lead revenue	(266)	-	(266)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	2,948	3,772	6,720
Sustaining capital expenditures	212	248	460
General and administrative expenses	260	306	566
Accretion of decommissioning and restoration provision	185	218	403
All-in sustaining cost (C)	3,605	4,544	8,149
Material processed (tonnes milled) (D)			52,195
Silver ounces or zinc tonnes sold (E)	83,629	2,894
Cash cost per silver ounce or zinc tonne sold (B/E)	35.25	1,304
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	43.11	1,570
Cash cost of production per tonne milled (A/D)			93.40

	Three Months Ended June 30, 2025
	Silver	Zinc	Total
Cost of sales	2,421	1,827	4,248
Transportation and other selling cost	(520)	(392)	(912)
Royalty	(146)	(110)	(256)
Inventory change	101	76	177
Cash cost of production (A)	1,856	1,401	3,257
Cost of sales	2,421	1,827	4,248
Concentrate treatment, smelting and refining cost	446	336	782
By-product lead revenue	(302)	-	(302)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	2,565	2,163	4,728
Sustaining capital expenditures	42	32	74
General and administrative expenses	235	178	413
Accretion of decommissioning and restoration provision	95	71	166
All-in sustaining cost (C)	2,937	2,444	5,381
Material processed (tonnes milled) (D)			49,152
Silver ounces or zinc tonnes sold (E)	104,099	2,079
Cash cost per silver ounce or zinc tonne sold (B/E)	24.64	1,040
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	28.22	1,175
Cash cost of production per tonne milled (A/D)			66.26

Note:

(1) Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

Non-GAAP Measures (continued)

Porco Mine (1) - Cash cost per silver ounce or zinc tonne sold, all-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold, and cash cost of production per tonne milled

	Six Months Ended June 30, 2026
	Silver	Zinc	Total
Cost of sales	5,463	6,179	11,642
Transportation and other selling cost	(1,061)	(1,201)	(2,262)
Royalty	(707)	(796)	(1,503)
Inventory change	1,006	1,113	2,119
Cash cost of production (A)	4,701	5,295	9,996
Cost of sales	5,463	6,179	11,642
Concentrate treatment, smelting and refining cost	671	758	1,429
By-product lead revenue	(359)	-	(359)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	5,775	6,936	12,711
Sustaining capital expenditures	456	513	969
General and administrative expenses	556	626	1,182
Accretion of decommissioning and restoration provision	404	455	859
All-in sustaining cost (C)	7,191	8,530	15,722
Material processed (tonnes milled) (D)			97,492
Silver ounces or zinc tonnes sold (E)	149,903	5,752
Cash cost per silver ounce or zinc tonne sold (B/E)	38.52	1,206
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	47.97	1,483
Cash cost of production per tonne milled (A/D)			102.53

	Six Months Ended June 30, 2025
	Silver	Zinc	Total
Cost of sales	5,389	3,724	9,113
Transportation and other selling cost	(1,170)	(808)	(1,978)
Royalty	(365)	(250)	(615)
Inventory change	6	15	21
Cash cost of production (A)	3,860	2,681	6,541
Cost of sales	5,389	3,724	9,113
Concentrate treatment, smelting and refining cost	1,059	729	1,788
By-product lead revenue	(820)	-	(820)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	5,628	4,453	10,081
Sustaining capital expenditures	337	221	558
General and administrative expenses	482	336	818
Accretion of decommissioning and restoration provision	207	143	350
All-in sustaining cost (C)	6,655	5,152	11,807
Material processed (tonnes milled) (D)			96,653
Silver ounces or zinc tonnes sold (E)	247,788	4,148
Cash cost per silver ounce or zinc tonne sold (B/E)	22.71	1,073
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	26.86	1,242
Cash cost of production per tonne milled (A/D)			67.67

Note:

(1) Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

Non-GAAP Measures (continued)

Caballo Blanco Group - Cash cost per silver ounce or zinc tonne sold, all-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold, and cash cost of production per tonne milled

	Three Months Ended June 30, 2026
	Silver	Zinc	Total
Cost of sales	2,908	5,170	8,078
Transportation and other selling cost	(622)	(1,105)	(1,727)
Royalty	(392)	(696)	(1,088)
Inventory change	149	264	413
Cash cost of production (A)	2,043	3,633	5,676
Cost of sales	2,908	5,170	8,078
Concentrate treatment, smelting and refining cost	334	595	929
By-product lead revenue	(829)	-	(829)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	2,413	5,765	8,178
Sustaining capital expenditures	732	1,300	2,032
General and administrative expenses	255	452	707
Accretion of decommissioning and restoration provision	76	136	212
All-in sustaining cost (C)	3,476	7,653	11,129
Material processed (tonnes milled) (D)			59,997
Silver ounces or zinc tonnes sold (E)	191,707	4,252
Cash cost per silver ounce or zinc tonne sold (B/E)	12.58	1,356
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	18.13	1,800
Cash cost of production per tonne milled (A/D)			94.61

	Three Months Ended June 30, 2025
	Silver	Zinc	Total
Cost of sales	3,367	1,977	5,344
Transportation and other selling cost	(849)	(498)	(1,347)
Royalty	(368)	(216)	(584)
Inventory change	(159)	(94)	(253)
Cash cost of production (A)	1,991	1,169	3,160
Cost of sales	3,367	1,977	5,344
Concentrate treatment, smelting and refining cost	706	415	1,121
By-product lead revenue	(1,130)	-	(1,130)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	2,943	2,392	5,335
Sustaining capital expenditures	684	401	1,085
General and administrative expenses	385	226	611
Accretion of decommissioning and restoration provision	67	40	107
All-in sustaining cost (C)	4,079	3,059	7,138
Material processed (tonnes milled) (D)			57,773
Silver ounces or zinc tonnes sold (E)	366,847	2,918
Cash cost per silver ounce or zinc tonne sold (B/E)	8.02	820
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	11.12	1,048
Cash cost of production per tonne milled (A/D)			54.70

Non-GAAP Measures (continued)

Caballo Blanco Group - Cash cost per silver ounce or zinc tonne sold, all-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold, and cash cost of production per tonne milled

	Six Months Ended June 30, 2026
	Silver	Zinc	Total
Cost of sales	6,753	9,869	16,622
Transportation and other selling cost	(1,240)	(1,861)	(3,101)
Royalty	(1,147)	(1,621)	(2,768)
Inventory change	92	194	286
Cash cost of production (A)	4,458	6,581	11,039
Cost of sales	6,753	9,869	16,622
Concentrate treatment, smelting and refining cost	763	1,119	1,882
By-product lead revenue	(1,959)	-	(1,959)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	5,557	10,988	16,545
Sustaining capital expenditures	1,711	2,498	4,209
General and administrative expenses	602	878	1,480
Accretion of decommissioning and restoration provision	194	279	473
All-in sustaining cost (C)	8,064	14,643	22,707
Material processed (tonnes milled) (D)			118,996
Silver ounces or zinc tonnes sold (E)	416,127	7,844
Cash cost per silver ounce or zinc tonne sold (B/E)	13.35	1,401
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	19.38	1,867
Cash cost of production per tonne milled (A/D)			92.77

	Six Months Ended June 30, 2025
	Silver	Zinc	Total
Cost of sales	5,789	4,601	10,390
Transportation and other selling cost	(1,608)	(1,321)	(2,929)
Royalty	(718)	(595)	(1,313)
Inventory change	(77)	(5)	(82)
Cash cost of production (A)	3,386	2,680	6,066
Cost of sales	5,789	4,601	10,390
Concentrate treatment, smelting and refining cost	1,423	1,192	2,615
By-product lead revenue	(1,823)	-	(1,823)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	5,389	5,793	11,182
Sustaining capital expenditures	825	554	1,379
General and administrative expenses	730	600	1,330
Accretion of decommissioning and restoration provision	108	83	191
All-in sustaining cost (C)	7,052	7,030	14,082
Material processed (tonnes milled) (D)			109,421
Silver ounces or zinc tonnes sold (E)	614,439	6,018
Cash cost per silver ounce or zinc tonne sold (B/E)	8.77	963
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	11.48	1,168
Cash cost of production per tonne milled (A/D)			55.44

Non-GAAP Measures (continued)

Zimapan Mine - Cash cost per silver ounce or zinc tonne sold, all-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold, and cash cost of production per tonne milled

	Three Months Ended June 30, 2026
	Silver	Zinc	Total
Cost of sales	9,005	9,004	18,009
Transportation and other selling cost	(800)	(800)	(1,600)
Royalty	(160)	(160)	(320)
Inventory change	390	390	780
Cash cost of production (A)	8,435	8,434	16,869
Cost of sales	9,005	9,004	18,009
Concentrate treatment, smelting and refining cost	2,540	2,540	5,080
By-product lead revenue	(2,053)	-	(2,053)
By-product copper revenue	(4,538)	-	(4,538)
Cash cost of silver ounce or zinc tonne sold (B)	4,954	11,544	16,498
Sustaining capital expenditures	682	682	1,364
General and administrative expenses	305	305	610
Accretion of decommissioning and restoration provision	69	69	138
All-in sustaining cost (C)	6,010	12,600	18,610
Material processed (tonnes milled) (D)			222,259
Silver ounces or zinc tonnes sold (E)	400,524	4,804
Cash cost per silver ounce or zinc tonne sold (B/E)	12.37	2,403
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	15.01	2,623
Cash cost of production per tonne milled (A/D)			75.90

	Three Months Ended June 30, 2025
	Silver	Zinc	Total
Cost of sales	8,853	8,505	17,358
Transportation and other selling cost	(619)	(594)	(1,213)
Royalty	(26)	(25)	(51)
Inventory change	(374)	(359)	(733)
Cash cost of production (A)	7,834	7,527	15,361
Cost of sales	8,853	8,505	17,358
Concentrate treatment, smelting and refining cost	2,132	2,049	4,181
By-product lead revenue	(2,432)	-	(2,432)
By-product copper revenue	(2,119)	-	(2,119)
Cash cost of silver ounce or zinc tonne sold (B)	6,434	10,554	16,988
Sustaining capital expenditures	1,423	1,368	2,791
General and administrative expenses	425	408	833
Accretion of decommissioning and restoration provision	60	58	118
All-in sustaining cost (C)	8,342	12,388	20,730
Material processed (tonnes milled) (D)			224,162
Silver ounces or zinc tonnes sold (E)	405,967	4,408
Cash cost per silver ounce or zinc tonne sold (B/E)	15.85	2,394
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	20.55	2,810
Cash cost of production per tonne milled (A/D)			68.53

Non-GAAP Measures (continued)

Zimapan Mine - Cash cost per silver ounce or zinc tonne sold, all-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold, and cash cost of production per tonne milled

	Six Months Ended June 30, 2026
	Silver	Zinc	Total
Cost of sales	17,918	16,908	34,826
Transportation and other selling cost	(1,423)	(1,352)	(2,775)
Royalty	(282)	(268)	(550)
Inventory change	279	292	571
Cash cost of production (A)	16,492	15,580	32,072
Cost of sales	17,918	16,908	34,826
Concentrate treatment, smelting and refining cost	4,715	4,468	9,183
By-product lead revenue	(4,261)	-	(4,261)
By-product copper revenue	(8,706)	-	(8,706)
Cash cost of silver ounce or zinc tonne sold (B)	9,666	21,376	31,042
Sustaining capital expenditures	3,477	3,161	6,638
General and administrative expenses	1,289	1,178	2,467
Accretion of decommissioning and restoration provision	144	135	279
All-in sustaining cost (C)	14,576	25,850	40,426
Material processed (tonnes milled) (D)			445,929
Silver ounces or zinc tonnes sold (E)	792,178	8,725
Cash cost per silver ounce or zinc tonne sold (B/E)	12.20	2,450
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	18.40	2,963
Cash cost of production per tonne milled (A/D)			71.92

	Six Months Ended June 30, 2025
	Silver	Zinc	Total
Cost of sales	17,088	17,077	34,165
Transportation and other selling cost	(1,160)	(1,157)	(2,317)
Royalty	(79)	(81)	(160)
Inventory change	(922)	(929)	(1,851)
Cash cost of production (A)	14,927	14,910	29,837
Cost of sales	17,088	17,077	34,165
Concentrate treatment, smelting and refining cost	4,481	4,493	8,974
By-product lead revenue	(4,787)	-	(4,787)
By-product copper revenue	(4,347)	-	(4,347)
Cash cost of silver ounce or zinc tonne sold (B)	12,435	21,570	34,005
Sustaining capital expenditures	4,121	4,175	8,296
General and administrative expenses	1,214	1,230	2,444
Accretion of decommissioning and restoration provision	122	122	244
All-in sustaining cost (C)	17,892	27,097	44,989
Material processed (tonnes milled) (D)			447,735
Silver ounces or zinc tonnes sold (E)	829,324	8,825
Cash cost per silver ounce or zinc tonne sold (B/E)	14.99	2,444
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	21.57	3,070
Cash cost of production per tonne milled (A/D)			66.64

Non-GAAP Measures (continued)

Average realized price per silver ounce and zinc tonne sold – Mining operations

Revenues are presented as the sum of invoiced revenues related to delivered shipments of zinc, lead and copper concentrates, after having deducted treatment, smelting and refining charges made by the customer. The average realized price per silver ounce and zinc tonne sold is an analysis of the gross revenues prior to the treatment, smelting, refining and metallurgical deduction charges which is then divided by silver equivalent ounces and zinc tonnes sold. The following tables show a detailed reconciliation of average realized price per silver ounce or zinc tonne sold to our revenues as reported in the condensed interim consolidated financial statements.

Consolidated (1) Average realized price per silver ounce or zinc tonne sold – Mining operations

	Three months ended June 30, 2026
	Silver	Zinc
Revenues	48,727	35,799
Add back: Treatment, smelting and refining charges	3,565	3,898
Add back: Metallurgical deductions	12,239	7,921
Gross Revenues	64,531	47,618
Silver Ounces or Zinc Tonnes Sold	894,167	14,419
Average realized price per silver ounce or zinc tonne sold (2)	72.17	3,302
Average market price per ounce of silver / zinc tonne	73.15	3,476

	Three months ended June 30, 2025
	Silver	Zinc
Revenues	32,646	27,116
Add back: Treatment, smelting and refining charges	3,752	3,018
Add back: Metallurgical deductions	6,107	5,714
Gross Revenues	42,505	35,848
Silver Ounces or Zinc Tonnes Sold	1,282,983	12,202
Average realized price per silver ounce or zinc tonne sold (2)	33.13	2,938
Average market price per ounce of silver / zinc tonne	33.68	2,667

	Six months ended June 30, 2026
	Silver	Zinc
Revenues	100,727	70,260
Add back: Treatment, smelting and refining charges	7,611	7,917
Add back: Metallurgical deductions	26,464	15,391
Gross Revenues	134,801	93,569
Silver Ounces or Zinc Tonnes Sold	1,765,919	28,445
Average realized price per silver ounce or zinc tonne sold (2)	76.33	3,289
Average market price per ounce of silver / zinc tonne	78.83	3,371

	Six months ended June 30, 2025
	Silver	Zinc
Revenues	63,722	59,570
Add back: Treatment, smelting and refining charges	8,497	7,503
Add back: Metallurgical deductions	12,969	12,760
Gross Revenues	85,188	79,833
Silver Ounces or Zinc Tonnes Sold	2,571,587	25,456
Average realized price per silver ounce or zinc tonne sold (2)	33.13	3,136
Average market price per ounce of silver / zinc tonne	32.76	2,772

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

(2)	Average realized price per ounce of silver ounce or zinc tonne sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Non-GAAP Measures (continued)

Bolivar (1) Average realized price per silver ounce or zinc tonne sold

	Three months ended June 30, 2026
	Silver	Zinc
Revenues	12,770	6,966
Add back: Treatment, smelting and refining charges	352	367
Add back: Metallurgical deductions	3,568	1,383
Gross Revenues	16,690	8,715
Silver Ounces or Zinc Tonnes Sold	218,307	2,469
Average realized price per silver ounce or zinc tonne sold (2)	76.45	3,530
Average market price per ounce of silver / zinc tonne	73.15	3,476

	Three months ended June 30, 2025
	Silver	Zinc
Revenues	10,856	7,004
Add back: Treatment, smelting and refining charges	720	461
Add back: Metallurgical deductions	2,183	1,437
Gross Revenues	13,759	8,902
Silver Ounces or Zinc Tonnes Sold	406,070	2,797
Average realized price per silver ounce or zinc tonne sold (2)	33.88	3,183
Average market price per ounce of silver / zinc tonne	33.68	2,667

	Six months ended June 30, 2026
	Silver	Zinc
Revenues	23,849	16,691
Add back: Treatment, smelting and refining charges	776	952
Add back: Metallurgical deductions	8,687	3,295
Gross Revenues	33,312	20,938
Silver Ounces or Zinc Tonnes Sold	407,711	6,124
Average realized price per silver ounce or zinc tonne sold (2)	81.71	3,419
Average market price per ounce of silver / zinc tonne	78.83	3,371

	Six months ended June 30, 2025
	Silver	Zinc
Revenues	21,962	16,727
Add back: Treatment, smelting and refining charges	1,783	1,330
Add back: Metallurgical deductions	4,953	3,444
Gross Revenues	28,698	21,500
Silver Ounces or Zinc Tonnes Sold	880,036	6,465
Average realized price per silver ounce or zinc tonne sold (2)	32.61	3,326
Average market price per ounce of silver / zinc tonne	32.76	2,772

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

(2)	Average realized price per ounce of silver ounce or zinc tonne sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Non-GAAP Measures (continued)

Porco (1) Average realized price per silver ounce or zinc tonne sold

	Three months ended June 30, 2026
	Silver	Zinc
Revenues	3,962	7,972
Add back: Treatment, smelting and refining charges	339	397
Add back: Metallurgical deductions	2,121	1,635
Gross Revenues	6,422	10,005
Silver Ounces or Zinc Tonnes Sold	83,629	2,894
Average realized price per silver ounce or zinc tonne sold (2)	76.79	3,457
Average market price per ounce of silver / zinc tonne	73.15	3,476

	Three months ended June 30, 2025
	Silver	Zinc
Revenues	2,288	5,281
Add back: Treatment, smelting and refining charges	446	336
Add back: Metallurgical deductions	977	1,110
Gross Revenues	3,712	6,727
Silver Ounces or Zinc Tonnes Sold	104,099	2,079
Average realized price per silver ounce or zinc tonne sold (2)	35.65	3,236
Average market price per ounce of silver / zinc tonne	33.68	2,667

	Six months ended June 30, 2026
	Silver	Zinc
Revenues	6,966	14,878
Add back: Treatment, smelting and refining charges	676	764
Add back: Metallurgical deductions	4,355	3,056
Gross Revenues	11,998	18,698
Silver Ounces or Zinc Tonnes Sold	149,903	5,752
Average realized price per silver ounce or zinc tonne sold (2)	80.04	3,251
Average market price per ounce of silver / zinc tonne	78.83	3,371

	Six months ended June 30, 2025
	Silver	Zinc
Revenues	6,424	10,813
Add back: Treatment, smelting and refining charges	1,059	729
Add back: Metallurgical deductions	2,071	2,259
Gross Revenues	9,554	13,801
Silver Ounces or Zinc Tonnes Sold	247,788	4,148
Average realized price per silver ounce or zinc tonne sold (2)	38.56	3,327
Average market price per ounce of silver / zinc tonne	32.76	2,772

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

(2)	Average realized price per ounce of silver ounce or zinc tonne sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Non-GAAP Measures (continued)

Caballo Blanco Group Average realized price per silver ounce or zinc tonne sold

	Three months ended June 30, 2026
	Silver	Zinc
Revenues	11,609	11,865
Add back: Treatment, smelting and refining charges	334	595
Add back: Metallurgical deductions	2,912	2,178
Gross Revenues	14,855	14,637
Silver Ounces or Zinc Tonnes Sold	191,707	4,252
Average realized price per silver ounce or zinc tonne sold (1)	77.49	3,442
Average market price per ounce of silver / zinc tonne	73.15	3,476

	Three months ended June 30, 2025
	Silver	Zinc
Revenues	10,345	7,426
Add back: Treatment, smelting and refining charges	706	415
Add back: Metallurgical deductions	1,399	1,416
Gross Revenues	12,450	9,257
Silver Ounces or Zinc Tonnes Sold	366,847	2,918
Average realized price per silver ounce or zinc tonne sold (1)	33.94	3,172
Average market price per ounce of silver / zinc tonne	33.68	2,667

	Six months ended June 30, 2026
	Silver	Zinc
Revenues	25,929	20,902
Add back: Treatment, smelting and refining charges	797	1,159
Add back: Metallurgical deductions	6,204	4,019
Gross Revenues	32,929	26,080
Silver Ounces or Zinc Tonnes Sold	416,127	7,844
Average realized price per silver ounce or zinc tonne sold (1)	79.13	3,325
Average market price per ounce of silver / zinc tonne	78.83	3,371

	Six months ended June 30, 2025
	Silver	Zinc
Revenues	16,217	15,968
Add back: Treatment, smelting and refining charges	1,423	1,192
Add back: Metallurgical deductions	2,633	3,128
Gross Revenues	20,274	20,287
Silver Ounces or Zinc Tonnes Sold	614,439	6,018
Average realized price per silver ounce or zinc tonne sold (1)	33.00	3,371
Average market price per ounce of silver / zinc tonne	32.76	2,772

(1)	Average realized price per ounce of silver ounce or zinc tonne sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Non-GAAP Measures (continued)

Zimapan Mine Average realized price per silver ounce or zinc tonne sold

	Three months ended June 30, 2026
	Silver	Zinc
Revenues	20,386	8,997
Add back: Treatment, smelting and refining charges	2,540	2,540
Add back: Metallurgical deductions	3,638	2,725
Gross Revenues	26,563	14,261
Silver Ounces or Zinc Tonnes Sold	400,524	4,804
Average realized price per silver ounce or zinc tonne sold (1)	66.32	2,969
Average market price per ounce of silver / zinc tonne	73.15	3,476

	Three months ended June 30, 2025
	Silver	Zinc
Revenues	9,157	7,405
Add back: Treatment, smelting and refining charges	1,880	1,806
Add back: Metallurgical deductions	1,548	1,750
Gross Revenues	12,584	10,962
Silver Ounces or Zinc Tonnes Sold	405,967	4,408
Average realized price per silver ounce or zinc tonne sold (1)	31.00	2,487
Average market price per ounce of silver / zinc tonne	33.68	2,667

	Six months ended June 30, 2026
	Silver	Zinc
Revenues	43,983	17,789
Add back: Treatment, smelting and refining charges	5,362	5,042
Add back: Metallurgical deductions	7,217	5,022
Gross Revenues	56,562	27,853
Silver Ounces or Zinc Tonnes Sold	792,178	8,725
Average realized price per silver ounce or zinc tonne sold (1)	71.40	3,192
Average market price per ounce of silver / zinc tonne	78.83	3,371

	Six months ended June 30, 2025
	Silver	Zinc
Revenues	19,119	16,062
Add back: Treatment, smelting and refining charges	4,231	4,253
Add back: Metallurgical deductions	3,312	3,930
Gross Revenues	26,662	24,245
Silver Ounces or Zinc Tonnes Sold	829,324	8,825
Average realized price per silver ounce or zinc tonne sold (1)	32.15	2,747
Average market price per ounce of silver / zinc tonne	32.76	2,772

(1)	Average realized price per ounce of silver ounce or zinc tonne sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Non-GAAP Measures (continued)

Realized mining margin for silver ounces and zinc tonnes sold – Mining operations

The realized mining margin is used to evaluate the profitability of the Company’s operations. The realized mining margin is calculated by subtracting the All-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold from the Average realized price per silver ounce or zinc tonne sold.

	Three months ended June 30, 2026
	Bolivar	Porco	Caballo Blanco Group	Zimapan	Consolidated
Average realized price per silver ounce sold	76.45	76.79	77.49	66.32	72.17
All-in sustaining cost per silver ounce sold	25.81	43.11	18.13	15.01	21.87
Realized margin per silver ounce sold	50.64	33.69	59.36	51.32	50.30

Average realized price per zinc tonne sold	3,530	3,457	3,442	2,969	3,302
All-in sustaining cost per zinc tonne sold	2,521	1,570	1,800	2,623	2,219
Realized margin per zinc tonne sold	1,009	1,887	1,643	346	1,083

	Three months ended June 30, 2025
	Bolivar	Porco	Caballo Blanco Group	Zimapan	Consolidated
Average realized price per silver ounce sold	33.88	35.65	33.94	31.00	33.13
All-in sustaining cost per silver ounce sold	14.57	28.22	11.12	20.55	17.50
Realized margin per silver ounce sold	19.32	7.44	22.82	10.45	15.63

Average realized price per zinc tonne sold	3,183	3,236	3,172	2,487	2,938
All-in sustaining cost per zinc tonne sold	1,436	1,175	1,048	2,810	1,875
Realized margin per zinc tonne sold	1,746	2,060	2,124	(324)	1,063

	Six months ended June 30, 2026
	Bolivar	Porco	Caballo Blanco Group	Zimapan	Consolidated
Average realized price per silver ounce sold	81.71	80.04	79.13	71.40	76.33
All-in sustaining cost per silver ounce sold	31.84	47.97	19.38	18.40	25.34
Realized margin per silver ounce sold	49.87	32.06	59.75	53.00	51.00

Average realized price per zinc tonne sold	3,419	3,251	3,325	3,192	3,289
All-in sustaining cost per zinc tonne sold	2,724	1,483	1,867	2,963	2,380
Realized margin per zinc tonne sold	695	1,768	1,458	230	910

	Six months ended June 30, 2025
	Bolivar	Porco	Caballo Blanco Group	Zimapan	Consolidated
Average realized price per silver ounce sold	32.61	38.56	33.00	32.15	33.13
All-in sustaining cost per silver ounce sold	13.90	26.86	11.48	21.57	17.71
Realized margin per silver ounce sold	18.71	11.70	21.52	10.57	15.42

Average realized price per zinc tonne sold	3,326	3,327	3,371	2,747	3,136
All-in sustaining cost per zinc tonne sold	1,483	1,242	1,168	3,070	1,976
Realized margin per zinc tonne sold	1,843	2,085	2,203	(323)	1,160

Non-GAAP Measures (continued)

Cash cost of production per tonne milled, cash cost per silver ounce or zinc tonne sold, all-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold – Ore processing

The following tables provide a detailed reconciliation of these measures to our operating expenses, as reported in our condensed interim consolidated financial statements. Readers should be cautioned that the cash cost, AISC and cash cost per tonne milled are not key metrics for evaluating the performance of our ore processing operations because ore is purchased from third-party miners who are paid based upon the metal content and prevailing market prices at the time of purchase. The cash cost per silver ounce sold and zinc tonne sold and the AISC per silver ounce or zinc tonne sold should not be compared to or consolidated with the results from the Mining operations because of the different nature of the businesses.

San Lucas ore processing cash cost

	Three Months Ended June 30, 2026
	Silver	Zinc	Total
Cost of sales	12,187	16,830	29,017
Transportation and other selling cost	(952)	(1,315)	(2,267)
Royalty	(639)	(882)	(1,520)
Inventory change	3,236	4,469	7,705
Cash cost of production (A)	13,832	19,102	32,934
Cost of sales	12,187	16,830	29,017
Concentrate treatment, smelting and refining cost	869	1,200	2,069
By-product lead revenue	(826)	-	(826)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	12,230	18,030	30,260
Sustaining capital expenditures	601	831	1,432
General and administrative expenses	874	1,207	2,081
Accretion of decommissioning and restoration provision	38	53	91
All-in sustaining cost (C)	13,744	20,120	33,864
Material processed (tonnes milled) (D)			115,424
Silver ounces or zinc tonnes sold (E)	333,899	8,796
Cash cost per silver ounce or zinc tonne sold (B/E)	36.63	2,050
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	41.16	2,287
Cash cost of production per tonne milled (A/D)			285.33

	Three Months Ended June 30, 2025
	Silver	Zinc	Total
Cost of sales	7,880	6,712	14,592
Transportation and other selling cost	(1,072)	(914)	(1,986)
Royalty	(282)	(241)	(523)
Inventory change	185	158	343
Cash cost of production (A)	6,710	5,716	12,426
Cost of sales	7,880	6,712	14,592
Concentrate treatment, smelting and refining cost	1,059	903	1,962
By-product lead revenue	(956)	-	(956)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	7,983	7,615	15,598
Sustaining capital expenditures	411	351	762
General and administrative expenses	530	452	982
Accretion of decommissioning and restoration provision	28	23	51
All-in sustaining cost (C)	8,952	8,441	17,393
Material processed (tonnes milled) (D)			94,973
Silver ounces or zinc tonnes sold (E)	365,489	6,529
Cash cost per silver ounce or zinc tonne sold (B/E)	21.84	1,166
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	24.49	1,293
Cash cost of production per tonne milled (A/D)			130.84

Non-GAAP Measures (continued)

San Lucas ore processing cash cost

	Six Months Ended June 30, 2026
	Silver	Zinc	Total
Cost of sales	40,393	32,695	73,088
Transportation and other selling cost	(2,651)	(2,270)	(4,921)
Royalty	(2,553)	(1,959)	(4,512)
Inventory change	9,459	7,969	17,428
Cash cost of production (A)	44,648	36,435	81,083
Cost of sales	40,393	32,695	73,088
Concentrate treatment, smelting and refining cost	2,746	2,256	5,002
By-product lead revenue	(3,381)	-	(3,381)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	39,758	34,951	74,709
Sustaining capital expenditures	888	991	1,879
General and administrative expenses	2,244	1,978	4,222
Accretion of decommissioning and restoration provision	108	92	201
All-in sustaining cost (C)	42,998	38,013	81,010
Material processed (tonnes milled) (D)			210,191
Silver ounces or zinc tonnes sold (E)	968,774	16,193
Cash cost per silver ounce or zinc tonne sold (B/E)	41.04	2,158
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	44.38	2,347
Cash cost of production per tonne milled (A/D)			385.76

	Six Months Ended June 30, 2025
	Silver	Zinc	Total
Cost of sales	13,908	10,732	24,640
Transportation and other selling cost	(1,846)	(1,430)	(3,276)
Royalty	(468)	(365)	(833)
Inventory change	404	303	707
Cash cost of production (A)	11,997	9,241	21,238
Cost of sales	13,908	10,732	24,640
Concentrate treatment, smelting and refining cost	1,401	1,130	2,531
By-product lead revenue	(1,821)	-	(1,821)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	13,488	11,862	25,350
Sustaining capital expenditures	464	380	844
General and administrative expenses	1,163	808	1,971
Accretion of decommissioning and restoration provision	53	38	91
All-in sustaining cost (C)	15,169	13,087	28,256
Material processed (tonnes milled) (D)			181,668
Silver ounces or zinc tonnes sold (E)	652,862	10,392
Cash cost per silver ounce or zinc tonne sold (B/E)	20.66	1,141
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	23.23	1,259
Cash cost of production per tonne milled (A/D)			116.91

Non-GAAP Measures (continued)

Average realized price per silver ounce and zinc tonne sold - Ore processing

Revenues are presented as the sum of invoiced revenues related to delivered shipments of zinc, lead and copper concentrates, after having deducted treatment, smelting and refining charges.

The following is an analysis of the gross revenues prior to treatment, smelting and refining charges, and shows deducted treatment, smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided by silver equivalent ounces sold to calculate the Average realized price per ounce of silver equivalents sold.

San Lucas ore processing average realized prices per silver ounce and zinc tonne sold

	Three months ended June 30, 2026
	Silver	Zinc
Revenues	16,353	21,475
Add back: Treatment, smelting and refining charges	869	1,200
Add back: Metallurgical deductions	7,681	4,651
Gross Revenues	24,903	27,327
Silver Ounces or Zinc Tonnes Sold	333,899	8,796
Average realized price per silver ounce or zinc tonne sold (1)	74.58	3,106.72
Average market price per ounce of silver / lead tonne	73.15	3,475.50

	Three months ended June 30, 2025
	Silver	Zinc
Revenues	32,646	27,116
Add back: Treatment, smelting and refining charges	3,752	3,018
Add back: Metallurgical deductions	6,107	5,714
Gross Revenues	42,505	35,848
Silver Ounces or Zinc Tonnes Sold	1,282,983	12,202
Average realized price per silver ounce or zinc tonne sold (1)	33.13	2,937.86
Average market price per ounce of silver / lead tonne	33.68	2,667.42

	Six months ended June 30, 2026
	Silver	Zinc
Revenues	46,232	39,353
Add back: Treatment, smelting and refining charges	2,697	2,229
Add back: Metallurgical deductions	15,694	8,574
Gross Revenues	64,624	50,155
Silver Ounces or Zinc Tonnes Sold	968,774	16,193
Average realized price per silver ounce or zinc tonne sold (1)	66.71	3,097.34
Average market price per ounce of silver / lead tonne	78.83	3,371.19

	Six months ended June 30, 2025
	Silver	Zinc
Revenues	63,722	59,570
Add back: Treatment, smelting and refining charges	8,497	7,503
Add back: Metallurgical deductions	12,969	12,760
Gross Revenues	85,188	79,833
Silver Ounces or Zinc Tonnes Sold	2,571,587	25,456
Average realized price per silver ounce or zinc tonne sold (1)	33.13	3,136.13
Average market price per ounce of silver / lead tonne	32.76	2,772.35

(1)	Average realized price per ounce of silver ounce or zinc tonne sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Non-GAAP Measures (continued)

Realized ore processing margin for silver ounces and zinc tonnes sold

The key metric for evaluating the performance and profitability of ore processing operations is the realized ore processing margin. The realized ore processing margin is calculated by subtracting the All-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold from the Average realized price per silver ounce or zinc tonne sold. The non-GAAP measures of cash cost per silver ounce sold and zinc tonne sold and the AISC per silver ounce or zinc tonne sold for Ore Processing operations are calculated based upon the same basis as those used to calculate the same metrics for mining operations.

The realized ore processing margin should not be compared with the realized mining margin because of the differences in the nature of the business. Ore processing operations operate with a much lower margin because ore is purchased from third-party miners instead of being extracted from the Company own mine properties.

San Lucas provides Santacruz with an important strategic advantage by supplying third-party ore feed to existing processing plants, helping maintain high plant utilization and support more stable operating performance. By keeping processing facilities closer to full capacity, San Lucas contributes to better absorption of fixed costs across the production base, which can improve unit cost efficiency and strengthen margins. In addition, the business provides operational flexibility by allowing the Company to supplement mine production with externally sourced material when appropriate, while generating margin-based returns tied to processing capacity, metallurgical recoveries, and disciplined ore purchasing. This model enhances the overall resilience of the Company’s operating platform and supports a more efficient use of existing infrastructure.

The Company believes the realized ore processing margin provides investors and analysts with useful information about the Company’s underlying operating performance from its Ore processing operations.

San Lucas realized ore processing margin

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Average realized price per silver ounce sold	74.58	29.32	66.71	29.56
All-in sustaining cost per silver ounce sold	41.16	24.49	44.38	23.23
Realized ore processing margin per silver ounce sold	33.42	4.83	22.32	6.33

Average realized price per zinc tonne sold	3,107	2,832	3,097	3,043
All-in sustaining cost per zinc tonne sold	2,287	1,293	2,347	1,259
Realized margin per zinc tonne sold	819	1,539	750	1,783

Non-GAAP Measures (continued)

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure in which net income is adjusted for income tax expense, interest income, interest expense, amortization and depletion, and impairment charges, foreign exchange gains or losses, unrealized losses or gains on marketable securities, share-based payments expense, accretion expense, changes in fair value of consideration payable and other non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized losses.

Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange.

The Company discloses Adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

The following table provides a reconciliation of Adjusted EBITDA for the three and six months ended June 30, 2026 and 2025.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Net income for the period	2,005	20,977	30,475	30,428
Income tax expense	36,067	1,064	52,506	20,770
Depreciation, depletion and amortization	7,796	5,439	15,093	10,016
Change in estimate of decommissioning provisions	(6,505)	-	(6,505)	-
Foreign exchange gain	(7,807)	(3,144)	(14,849)	(9,378)
Share-based compensation expense	619	1,349	1,148	1,508
Loss on change in fair value of consideration payable	15,788	1,034	14,823	2,979
Accretion of decommissioning provisions	746	394	1,589	775
Accretion of receivable from COMIBOL	(461)	12	(977)	(440)
Financing charge on leases	-	162	28	296
Interest expense, carrying and finance charges	1,185	349	2,060	600
Interest income on VAT receivable	(2,487)	(1,326)	(4,958)	(2,387)
Interest income	(517)	(291)	(894)	(607)
Other income	234	751	(308)	(274)
Adjusted EBITDA	46,663	26,770	89,231	54,286

Cautionary Note Regarding Forward-looking Information

Certain of the statements and information in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intends”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance; the expected timing for release of forecasts for 2026, including our estimated production of silver, zinc, lead and copper, and for our estimated Cash Costs, AISC, capital and exploration, mine operation, general and administrative, care and maintenance expenditures; future anticipated prices for silver, zinc, lead and copper and other metals and assumed foreign exchange rates; the impacts of inflation on the Company and its operations; whether the Company is able to maintain a strong financial condition and have sufficient capital, or have access to capital, to sustain our business and operations; the timing and outcome with respect to the Company’s environmental, social and governance activities, and the Company’s corporate social responsibility activities and our reporting in respect thereof; the ability of the Company to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on the Company; the potential maximum consideration payable to Glencore pursuant to the Term Sheet; the future results of our exploration activities, anticipated mineral reserves and mineral resources; the costs associated with the Company’s decommissioning obligations; the Company’s plans and expectations for its properties and operations; and expectations with respect to the future anticipated impact of pandemics on our operations.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, include: our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; that the Company will receive all required regulatory approvals to operate; that the market price of zinc may be above certain minimum thresholds for the payment of the CVR Payments and Additional Payments; prices for silver, zinc, lead, copper remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; protection of our interests against claims and legal proceedings; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, some of which are described in the “Risks Factors” section of this MD&A without limitation: fluctuations in silver, zinc, lead and copper prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the MXN, BOB and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; required regulatory approvals; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Bolivia or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations, particularly in Bolivia; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour;

Cautionary note regarding forward-looking information (continued)

the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; that changes to the market price of zinc may affect the total consideration payable to Glencore pursuant to the omnibus agreement; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions, and to mitigate other business combination risks; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; the duration and effects of the coronavirus and COVID-19 variants, and any other epidemics or pandemics on our operations and workforce, and their effects on global economies and society. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management’s current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

Additional Information

Additional information relating to the Company is on SEDAR+ at www.sedarplus.ca.

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